5/23


05008448

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME AMEC plc

*CURRENT ADDRESS Sandiway House, Hartford, Norwich, Cheshire CW8 2YA United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 3 1 2005
THOMSON FINANCIAL

FILE NO. 82- 34881 FISCAL YEAR 12/31/03

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mr

DAT : 5/26/05

The directors have pleasure in presenting the annual report and accounts for the year ended 31 December 2003.

Information on the businesses of AMEC, their development during the year and on the future outlook is contained on pages 1 to 41.

An analysis of AMEC's activities is given in note 2 on pages 59 and 60.

The profit on ordinary activities after taxation, which amounted to £60.8 million (2002: £10.6 million), is shown in the consolidated profit and loss account on page 53.

The directors recommend that a final dividend of 6.9 pence (2002: 6.6 pence) per share be paid which, together with the interim dividend of 3.6 pence (2002: 3.4 pence), results in a total dividend for the year of 10.5 pence (2002: 10.0 pence) per share. Dividends amounted to £30.7 million (2002: £29.5 million). The final dividend will be payable on 1 July 2004 to shareholders on the register at the close of business on 14 May 2004.

On 5 March 2003, AMEC acquired the outstanding 54 per cent interest in SPIE S.A., its French associate.

On 3 April 2003, AMEC acquired Ipedex SAS, a French oil services company.

On 5 September 2003, AMEC announced the disposal to a management buy out of 51 per cent of Spie Batignolles, its France-based regional construction business. The minority shareholding will be retained for a period to provide ongoing stability to this company and allow AMEC to benefit from future performance.

AMEC's interest in the Grand Cayman hotel was disposed of on 18 December 2003.

The authorised and issued share capital of the company as at 31 December 2003 and movements during the year are set out in note 21 on page 69.

Authority was granted to the directors at the 2002 annual general meeting to allot up to £49,790,640 of ordinary share capital, of which up to £7,204,249 could be allotted for cash other than by way of a rights issue. This authority extends through until 8 May 2007.

The directors have no present intention of issuing any shares other than in respect of the exercise of share options. No issue will be made which will effectively alter the control of the company without the prior approval of shareholders in general meeting.

Resolution 10 will be proposed at the annual general meeting, to be held on 19 May 2004, to grant authority to the directors to make market purchases of up to 10 per cent of the company's shares within prescribed limits. No such purchases were made in 2003 or up to the date of this report pursuant to the authority granted at last year's annual general meeting.

The directors will only exercise such authority to purchase shares if circumstances arise in which they consider purchases would be of benefit to the company. No purchase would be made unless the directors are of the view that it would result in an increase in earnings per share. The directors will also take into account the company's cash resources, the effect on gearing and other possible investment opportunities before exercising this authority.

Pursuant to Section 198 of the Companies Act 1985, notifications have been received by the company of shareholdings of three per cent or more of the issued share capital as at 11 March 2004 and these are as follows:

	Number	Per cent
ToscaFund Limited	21,662,073	7.21
Morgan Stanley Securities Limited	15,978,222	5.32
Legal & General Investment Management Limited	11,160,201	3.73
FMR Corporation/ Fidelity International Limited	9,136,492	3.05

Details of the directors of the company at the date of this report are set out on pages 24 and 25.

Mr G E Payne resigned from the board on 31 March 2003, having taken early retirement, and Mr D Robson resigned from the board on 31 July 2003 upon his retirement. Mr C A Riva was appointed to the board as an executive director on 1 August 2003. In accordance with article 91 of the articles of association of the company, Mr Riva will retire from office at the forthcoming annual general meeting and, being eligible, offers himself for re-election. Mr Riva has an employment contract with the company terminable by one year's notice by either party.

Mr S Gillibrand retired from the board on 21 January 2004 and Mr J M Green-Armytage replaced him as chairman on that date. In accordance with NAPF good practice, Mr Green-Armytage will retire from office at the annual general meeting and offers himself for re-election as chairman of the board.

Mr S J Siddall and Ms M O Hesse retire in accordance with article 85 of the articles of association of the company and, being eligible, offer themselves for re-election. Mr Siddall has an employment contract with the company terminable by one year's notice by either party. Ms Hesse does not have an employment contract with the company.

The beneficial interests in the share capital of the company of the directors holding office as at 31 December 2003 were as follows:

	As at 31 December 2003 Number	As at 31 December 2002 Number
S Gillibrand	61,645	59,951
Sir Peter Mason	86,458	86,458
J D Early	49,382	49,382
J M Green-Armytage	10,000	10,000
J A Monville	13,143	–
E P Airey	18,120	18,120
J A Dallas	2,000	2,000
M O Hesse	16,414	16,414
S J Siddall	17,641	10,413
J-P Jacamon	10,000	–
C A Riva	–	–

Except for interests under share option schemes, the Long-Term Incentive Plan and the Performance Share Plan, details of which are contained in the directors' remuneration report on pages 47 to 52, no director as at 31 December 2003 had any other interests, beneficial or otherwise, in the share capital of the company or any of its subsidiaries.

On 2 January 2004, Mr Gillibrand acquired a beneficial interest in a further 505 shares, pursuant to the provisions of the dividend reinvestment plan, relating to the 2003 interim dividend.

On 5 January 2004, Mr J D Early exercised an option over 3,369 shares at an option price of 230p held under the SAYE Scheme. The shares were retained by him.

There were no other changes in the directors' interests in the share capital of the company between 31 December 2003 and 11 March 2004.

Mr J A Monville's shareholding of 40,118 shares and Mr J-P Jacamon's shareholding of 1,817 shares in Financière SPIE SCA were acquired by AMEC on 5 March 2003, upon completion of the acquisition of the outstanding 54 per cent interest in SPIE S.A., at a price of €73.69 per share. The total consideration received by them was €2,956,000 and €134,000 respectively.

Mr Monville also held stock options over 100,655 shares in SPIE S.A., exercisable at €11.59 per share. He exercised these options on 19 March 2003 at €37.28 per share, realising a gain of €2,586,000.

No director was materially interested in any contract of significance to AMEC's businesses.

In 2003, AMEC employed on average 45,901 people worldwide. Details are given in note 6 on page 61.

The development of employees, to ensure that AMEC has the necessary skills and behaviours to deliver its strategic business objectives and to provide for management succession, is given high priority. In addition, recognising the importance for the future of bringing young people into the group, all businesses have well established programmes for recruiting and developing graduates and other trainees.

Respect for cultural diversity and equal opportunities are included among AMEC's Guiding Principles which are incorporated into management policies and processes worldwide. The policy is to recruit from the widest labour market, determining the careers of all employees solely on merit and making judgements about employees, free from the effects of bias and prejudice.

It is AMEC's policy to consider for employment suitably qualified disabled people and to assist them in overcoming handicaps at work. AMEC recognises that special arrangements are necessary, in view of the nature of its main activities, to ensure that disabled employees are properly trained for the tasks they perform. AMEC endeavours to retrain any employee who develops a disability during employment, wherever practicable.

Internal communication is a priority for AMEC, as employees carry forward AMEC's knowledge, brand and reputation. AMEC provides numerous direct or electronic opportunities for employees to raise issues and discuss matters of concern with management.

Employees share knowledge and are kept informed of developments within AMEC through various means, including its intranet AMECnet, internal publications, best practice groups, news bulletins and announcements. A global conference of senior managers is held each year to discuss developing issues.

The company operates an Inland Revenue approved savings related share option scheme open to all eligible UK employees. Shareholders' approval was given at the 2002 annual general meeting to also make the scheme available to overseas employees.

The board is responsible to the shareholders for the management of the company and for the protection of its assets. As such, it is ultimately responsible for putting in place AMEC's systems of internal control and for reviewing their effectiveness. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and consequently can provide reasonable, but not absolute, assurance against material misstatement or loss.

continued

Combined Code Compliance 2003
The company complied throughout the year ended 31 December 2003 with the relevant provisions of Section 1 of the Combined Code, published in June 1998, and with the recommendations of 'Internal Control: Guidance for Directors on the Combined Code' (the Turnbull guidance) except as follows:

The company has interests in a number of joint ventures, associates and joint arrangements. Controls within these entities may not be reviewed as part of AMEC's formal corporate governance process because of the joint management responsibilities but are reviewed as part of the normal internal audit process.

Up to 5 March 2003, AMEC owned 46 per cent of SPIE S.A., a company incorporated in France. During this period, the board did not specifically review the effectiveness of SPIE's systems of internal control, but received reports detailing the methods for the identification, assessment and control of risks within the SPIE group of companies. Following the acquisition of the outstanding 54 per cent interest in SPIE S.A. on 5 March 2003, further work has been done in this area and a special exercise has been carried out to review the effectiveness of SPIE's systems of control. This has been performed to comply with the French "Loi n° 2003-706 du 1er août 2003 de sécurité financière". However, this work also provides assurance that the requirements of the Combined Code in this area have been complied with as at 31 December 2003.

Combined Code Compliance 2004
Following the issue in January 2003 of the reports by Derek Higgs on 'Review of the Role and Effectiveness of Non-Executive Directors' and by Sir Robert Smith on 'Audit Committees – Combined Code Guidance', a new Combined Code was issued in July 2003. The new Combined Code will apply for reporting years beginning on or after 1 November 2003. Consequently the first year for which the company is required to comply is the year ending 31 December 2004.

AMEC has carried out a detailed review of the impact of the new Combined Code on the way its board and committees carry out their responsibilities. The board considered that, as at 1 January 2004, it had taken the necessary steps to put appropriate processes in place and accordingly it intends to be compliant with the revised Combined Code throughout 2004. As referred to above, the company has interests in a number of joint ventures, associates and joint arrangements. Controls within these entities may not be reviewed as part of AMEC's formal corporate governance process because of the joint management responsibilities but are reviewed as part of the normal internal audit process.

Following the acquisition of the outstanding 54 per cent interest in SPIE S.A. on 5 March 2003, AMEC's risk management processes are being introduced into the SPIE group of companies, where practicable. This exercise will be complete by the end of 2004.

Management and Policy Framework
AMEC's businesses are managed on a decentralised basis. Whilst the board has retained reserve powers, the day to day management has been passed to the business leaders, within defined authority limits. The management philosophy is to empower the business leaders to take the actions necessary to deliver the company's operational business objectives within the AMEC Management and Policy Framework, which establishes the standards AMEC employees and contracting staff are expected to meet.

Dialogue with Institutional Shareholders
Mr J M Green-Armytage, chairman, wrote to all major shareholders shortly after his appointment in January 2004 informing them that he and the senior independent director, Ms E P Airey, were available for meetings or telephone calls with them if required. Both the chairman and Ms. Airey will attend preliminary and interim results presentations. Ms Airey will also be available to attend, if requested, one-on-one meetings with major shareholders as a silent observer.

An in-depth annual perception study of investors' views, prepared by an independent third party, is presented to all board members, who also receive unexpurgated feedback reports following shareholder meetings or events together with all material brokers' research notes on the company.

During 2003, the board comprised the non-executive chairman, seven executive directors (including Mr G E Payne, until his retirement on 31 March 2003, Mr D Robson, until his retirement on 31 July 2003 and Mr C A Riva since his appointment on 1 August 2003) and five other non-executive directors (see pages 24 and 25 for biographical details).

This board structure creates a balance of power such that no individual or small group of individuals can dominate the board's decisions. The company does not combine the role of chairman and chief executive. The chairman is responsible for the running of the board, with the chief executive being responsible for running the group and implementing board strategy and policy. This ensures a clear division of responsibilities at the head of the company, so that no individual has unfettered powers of decision.

The non-executive directors are all considered to be independent by the board. Mr J M Green-Armytage was the board's senior independent director until his appointment as chairman on 21 January 2004, when he was replaced in that role by Ms E P Airey. The senior independent director is available to shareholders if they have concerns which contact through the normal channels of chairman, chief executive or finance director has failed to resolve such concerns or for which such contact is inappropriate.

The company secretary is responsible for ensuring that board procedures are followed and all directors have access to his advice and services.

The board has a schedule of matters reserved for its approval, covering areas such as company strategy, the appointment of key executives, approval of accounts, approval of the business plan, budget and financial policies, review of operating results, risk management strategy, ensuring the effectiveness of governance practices, succession planning and significant capital expenditure. The board is supplied in a timely manner with information which enables it to discharge its duties.

A formal process exists for the directors to take independent professional advice and receive appropriate training in the course of their duties, at the company's expense, via the company secretary and the corporate head of human resources.

Board Committees
Under AMEC's Management and Policy Framework, the board has formally delegated specific responsibilities to various committees, all of which have written terms of reference. The remit of each committee is set out below. The quorum is generally three directors.

The committees chaired by non-executive directors are as follows:

Audit Committee – Reviews the integrity, including the material financial reporting judgements, of the company's accounts, including the annual and interim results, related report and accounts and Stock Exchange announcements and any other formal announcements in connection with the company's financial performance, and recommends their approval to the board.

It also reviews the company's internal financial controls and, in conjunction with the risk review committee, the internal control and risk management systems.

The committee has unrestricted access to company documents and meets with the internal and external auditors, and any other member of staff, without the executive directors being present, as required. The head of internal audit formally reports to the committee chairman.

It reviews the head of internal audit's regular reports and, from 1 January 2004, will also formally assess the effectiveness of the internal audit function. During 2004, this assessment will be carried out by the audit committee primarily by way of a self-assessment by the head of internal audit, following guidance set out by the Institute of Chartered Accountants in England & Wales (ICAEW) in "Evaluating the Effectiveness of Internal Audit", published in November 2003. The audit committee will commission an independent review of the internal audit function in 2005, once SPIE's audit group has been more fully aligned with the existing function.

The committee considers the appointment, re-appointment, removal, remuneration and terms of engagement of the external auditor and makes recommendations to the board. It discusses the scope and planning of the external audit and reviews the outcome of the external audit and any formal communications from the external auditors, including internal control reports.

As from 1 January 2004, it will also formally review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements, and make recommendations to the board. This review will be co-ordinated on behalf of the committee by the head of internal audit.

During 2003, the audit committee developed and implemented a policy on the engagement of the external auditor to supply non-audit services. This new policy follows the guidelines set out by the ICAEW and clearly defines what work can and cannot be performed by any group company's statutory auditor. It also sets out the necessary approval process for those that are acceptable.

All non-statutory audit or non-compliance tax services provided by the auditor are reported to the audit committee. During 2003, the fees paid to the company's auditor, KPMG Audit Plc and its associates, for non-audit work were £0.8 million (2002: £1.3 million), which comprised £0.6 million primarily relating to taxation and £0.2 million for other work (2002: £0.6 million and £0.7 million).

In addition to the above, fees of £1.2 million were paid to KPMG Audit Plc in connection with due diligence undertaken on the SPIE acquisition.

Full details of the constitution and remit of the audit committee can be found under corporate governance on www.amec.com.

Nominations Committee – Makes recommendations to the board concerning the appointment or termination of a director or the company secretary and, in the case of a non-executive director and the chairman, the extension of an existing appointment.

As from 1 January 2004, it will regularly evaluate the structure, size and composition of the board, including its skills, knowledge and experience, and its overall effectiveness, and make recommendations to the board with regard to any changes considered necessary.

It will also commence regularly reviewing board succession planning, in conjunction with a report from the chief executive and corporate human resources director on senior management succession planning, so as to ensure that an appropriate balance of skills is maintained both within AMEC and on the board.

The nominations committee appointed the executive selection firm, Spencer Stuart, as its external professional advisers to assist it in the recruitment of a new chairman. This process included the determination of a detailed job specification and qualification criteria for the post and involved a full external market search which resulted in a shortlist of several external and one internal candidate being prepared by them. After full consideration by the committee, it agreed to recommend to the board the appointment of Mr J M Green-Armytage. The then chairman did not participate in the final decisions of either the committee or the board, being specifically excluded on corporate governance grounds.

Full details of the constitution and remit of the nominations committee can be found under corporate governance on www.amec.com.

Remuneration Committee – Sets, and reviews as necessary, the overall contractual and remuneration framework for the chairman, the executive directors and the company secretary, including pension rights and annual bonus incentives.

It considers and determines such other matters relating to the engagement of the chief executive and other executive directors (including matters relating to the enforcement of their service contracts and payments on termination) as the chairman, in respect of the chief executive, and the chief executive, in respect of the other executive directors, refer to the committee.

It agrees the terms to be offered to a proposed new chairman or executive director.

It reviews the salaries of executive directors annually and the chairman biennially, or more frequently as is deemed necessary by the committee chairman.

It agrees the performance targets of executive directors and the levels of bonus to be paid to them under the annual bonus incentive scheme.

It determines and agrees with the chief executive the remuneration policy and structure, including annual bonus, for corporate functional executives and deputy operational executives immediately below board level.

It approves performance targets, participation and level of awards for any executive share based incentive scheme.

Full details of the constitution and remit of the remuneration committee can be found under corporate governance on www.amec.com.

continued

The following table is a record of the directors' attendance at board and principal board committee meetings during the year ended 31 December 2003.

	AMEC plc Board	Audit Committee	Nominations Committee	Remuneration Committee
Number of meetings	8	5	6	5
S Gillibrand	8	5	6	5
Sir Peter Mason	8		6	
J D Early	8			
D Robson (to 31 July 2003)	4			
G E Payne (to 31 March 2003)	1			
J M Green-Armytage	7	3	3	3
J A Monville	8			
E P Airey	7	4	5	4
J A Dallas	8	5	6	5
M O Hesse	8	4	6	4
S J Siddall	8			
J-P Jacamon	8	3	5	5
C A Riva (from 1 August 2003)	3			

Charities Committee – Makes commitments and donations in support of charitable, educational and cultural causes.

Compliance and Ethics Committee – Considers and approves the codes of business conduct and related compliance arrangements and takes responsibility for management of investigations of violations, as required.

Share Transaction Committee – Provides clearance or denies permission to relevant employees to deal in AMEC plc shares.

The committees chaired by executive directors are as follows:

Banking Committee – Reviews and approves borrowing, guarantees, bonds, indemnities, employee bridging facilities and interest rate and foreign exchange hedging strategies within authority limits set by the board.

Corporate Transactions Committee – Considers acquisitions and disposals of businesses and provides guidelines in respect of such transactions within authority limits set by the board.

Pensions and Retirement Benefits Committee – Reviews proposals relating to new arrangements, amendments, discontinuance, funding or any other matters relating to pension and retirement benefits.

Risk Review Committee – Approves the AMEC plc risk register, the AMEC plc risk transfer policy and proposals to enter into contractual commitments that fall outside the delegated authority limits of the executive directors.

Through the committees described above and at their regular meetings, the board has an ongoing process for identifying, evaluating and managing significant risks faced by the company, including the group's strategy, major projects to be undertaken by the group, significant acquisitions and disposals, as well as entry to and exit from different markets. Where appropriate, business decisions are reached following a structured and documented review of potential opportunities and threats, taking steps designed to manage or mitigate the risk exposure resulting from the decision.

AMEC's generic seven-step Total Risk Management process has been used within the company since January 2000 and is incorporated into the Management and Policy Framework. The process involves the identification of risks to the business at the gross and net level, recording the information in risk registers and pro-actively managing the net position. The risk management process also accommodates mergers, acquisitions and disposals as well as entry to and exit from different markets.

Risk management within AMEC is coordinated via the risk management forum, which meets at least twice yearly. The forum, which consists of business risk sponsors for each of the businesses and certain heads of corporate function, has a remit to report to the risk review committee of the board on significant or new risks at least annually. It also reviews the embedding of risk management within the businesses, dissemination of best practice in processes and communication of lessons learned.

The risk management and internal control processes are complemented by an annual control risk self-assessment exercise which is carried out by the principal businesses. This covers risks in the areas of safety, health and environment, legal, commercial and contractual, financial, information technology and human resources. The results are reviewed by the board, through the audit committee, and as part of the ongoing internal audit process.

The directors, having made enquiries, consider that the company and the group have adequate resources to continue in operational existence for the foreseeable future and, therefore, it is appropriate to continue to adopt the going concern basis in preparing the accounts.

Businesses are responsible for agreeing terms and conditions under which transactions with their suppliers are conducted. It is group policy that payments to suppliers are made in accordance with these terms and conditions, provided that the supplier complies with all of its obligations in this regard.

The company had 42 days' purchases outstanding as at 31 December 2003 based on the average daily amount invoiced by suppliers during the year.

Donations to United Kingdom charities amounted to £69,000 for the year ended 31 December 2003.

A resolution will be proposed at the annual general meeting for the re-appointment of KPMG Audit Plc as auditors of the company.

By order of the board



P J Holland
Secretary
11 March 2004

Note
There were no changes in either the directors' interests or in the substantial interests in the share capital of the company between 11 March 2004 and 26 March 2004.

This report covers the remuneration of executive and non-executive directors and related matters, including grants of share options and long-term incentive awards.

During the year, the members of the remuneration committee, any three of whom may form a quorum, comprised Mr J A Dallas (chairman), Mr S Gillibrand, Mr J M Green-Armytage, Ms E P Airey, Ms M O Hesse and Mr J-P Jacamon. From 1 January 2004, in accordance with the Combined Code regulations, the new chairman, Mr J M Green-Armytage, will attend meetings by invitation but will not be a member of the remuneration committee.

In considering the matters within its remit, the committee takes account of recommendations from the chairman in respect of the chief executive and from the chief executive in respect of other executives and is advised by the group human resources director. During 2003, the committee appointed New Bridge Street Consultants LLP to provide standing advice to the committee in connection with its responsibilities. In addition, Hewitt Bacon and Woodrow provided technical advice related to the application of the total shareholder return performance condition under the Performance Share Plan 2002 and the Long-Term Incentive Plan, Watson Wyatt provided technical advice on the present economic value of performance share and share option awards and CMS Cameron McKenna provided advice in relation to executive directors' service contracts. None of these organisations carried out additional work for the company. Monks Partnership, in relation to the UK, and Towers Perrin, in relation to France, provided market remuneration and benefits reports covering various levels of management which, in respect of the executive directors, were reviewed by New Bridge Street Consultants.

The objective of the remuneration policy, in respect of the executive directors and other senior executives, is to offer remuneration packages that are competitive in the markets in which the executives are based and which:

allow AMEC to attract and retain senior executives of high calibre; and

incentivise senior executives to achieve superior short-term performance and increase the medium and long-term value of AMEC for its shareholders and encourage executives to build and retain a significant shareholding in AMEC.

Remuneration packages comprise:

base salaries which broadly equate to the mid-market salary practices of a relevant group of engineering, construction and support services comparator companies and other companies regarded as comparable by virtue of, amongst other factors, their turnover, employee numbers, market capitalisation and/or geographic coverage;

annual bonuses which incentivise the achievement of stretching business and individual performance targets and offer the opportunity to achieve upper quartile annual cash earnings if these targets are achieved; and

medium and long-term incentives which align the interests of shareholders and senior executives by offering the latter the opportunity to accumulate significant capital over a period if stretching shareholder value targets are met.

A significant proportion of the overall remuneration package is therefore performance related.

The base salaries of executive directors are reviewed annually, having regard to personal performance, company performance and competitive market practice, as determined by external research. The following salaries have been approved from 1 January 2004:

Sir Peter Mason	£575,000
J D Early	£262,500
J A Monville	£370,000
C A Riva	£460,000
S J Siddall	£340,000

All executive directors participate in the AMEC executive annual bonus plan which generates bonus payments calculated by reference to each of the following:

the profit achievement of the group as compared to budget;

the achievement of other specific business targets (for example, business unit profit and/or cash flow) as compared to budget; and

individual performance objectives (for example, in relation to safety, strategy and/or organisational issues).

A separate amount of bonus attaches to each of these components. The proportions vary between individuals depending on their specific executive roles but in every case the profit and other business target components represent at least half of the potential total. In addition, 10 per cent may be allocated to allow recognition of how participants have responded to changing circumstances during the year which cannot necessarily be addressed by predefined targets.

For 2003, the maximum potential annual bonus was 60 per cent of base salary. This was increased to 80 per cent for Sir Peter Mason and Mr Monville and included 20 per cent related to the success of the integration of SPIE into AMEC. In the light of the independent advice received on market practice, the maximum potential annual bonus from 1 January 2004 will be 80 per cent for all executive directors. This change has been brought about in order to give effect to the stated competitive policy of offering the opportunity to achieve upper quartile annual cash earnings if stretching targets are achieved. As indicated above, the performance targets and elements have been reviewed to ensure that they remain stretching in relation to the increased maximum.

No elements of remuneration other than base salary are pensionable, other than for Mr Monville, who is 59, and whose base salary and ordinary annual bonus, up to a maximum of 60 per cent of base salary, are pensionable. Mr Monville's pension arrangements are covered on page 52 of this report. These arrangements are common for senior executives in France and are a contractual obligation that AMEC inherited with the acquisition of SPIE. Mr Monville will retain these arrangements but it is not intended that they will be extended to any other current or future executive director.

continued

AMEC operates two long-term incentive arrangements. These allow for annual awards under the Performance Share Plan 2002 of restricted shares of up to one times annual base salary and annual grants of options under the Executive Share Option Scheme 2002 with a face value up to two times annual base salary, with the proviso that the present economic value (that is, an assessment of the value today of an award, taking account of various factors including the likelihood of vesting, using an adaptation of the Black Scholes option pricing model) of the combined awards in any year cannot exceed one times annual base salary.

In relation to the Performance Share Plan 2002, current policy is to make annual awards to executive directors of restricted shares, with a value at the time of award of 75 per cent of base salary plus a further award, up to a maximum of 25 per cent of base salary, of five restricted shares for every three purchased by the director and held on his behalf as investment shares.

These restricted shares will only vest if pre-determined performance conditions are met. For full vesting, the requirement is for AMEC to be ranked in the top quartile of total shareholder return, measured over a three year period, of a comparator group. This comprises the companies (approximately 60 in number) that, at the time of grant of each award, are in the FTSE All Share Construction and Building Materials and Engineering and Machinery sectors and the Support Services sector (except for the Education, Business Training and Employment Agencies, Delivery Services, Security and Alarm Services, Environmental Control and Transaction and Payroll Services subsectors), whose market capitalisations lie between £250 million and £3,000 million (or such other range as may be agreed from time to time spanning that of AMEC). If AMEC's performance is at the median, 25 per cent of the award will vest. Between the median and the upper quartile, the award will vest on a straight line basis. No awards will vest if AMEC's performance is below median or if AMEC's earnings per share have grown by less than the rate of inflation plus six percentage points. These performance conditions are intended to focus executives' attention on the relative return which AMEC is delivering to its shareholders over the medium-term relative to broadly comparable alternative companies in which shareholders could have invested.

The comparator companies for the awards which lapsed during the year and those awards currently subsisting are as follows:

	Year of Award			
	2000	2001	2002	2003
AEA Technology plc				
AGA Foodservice Group plc				
Aggregate Industries plc				
Aggreko plc				
Allen plc				
Amey plc				
Ashtead Group plc				
Atkins (W S) plc				
Babcock International Group plc				
Balfour Beatty plc				
Barratt Developments plc				
Bellway plc				
Berkeley Group (The) plc				
Bodycote International plc				
Bovis Homes Group plc				
BPB plc				
Brambles Industries plc				
BTG plc				
Bullough plc				
Bunzl plc				
Carclo plc				
Carillion plc				
Charter plc				
Cobham plc				
Cookson Group plc				
Corporate Service Group (The) plc				
Crest Nicholson plc				
Danka Business Systems plc				
Davis Service Group (The) plc				
De La Rue plc				
Electrocomponents plc				
Emblaze Systems Ltd				
Enodis plc				
Fenner plc				
Firth Rixson plc				
FKI plc				
Galton Group plc				
Guinness Peat Group plc				
Halma plc				
Hanson plc				
Hays plc				
Hunting plc				
IMI plc				
Infast Group plc				
Interserve plc				
Intertek Testing Services plc				
Jarvis plc				
Johnson Service Group plc				
Keller Group plc				
Kidde plc				
Kier Group plc				

	Year of Award			
	2000	2001	2002	2003
Kingspan Group plc				
Laing (John) plc				
Marshalls plc				
McAlpine (Alfred) plc				
McCarthy & Stone plc				
Meggitt plc				
Mentmore Abbey plc				
Metalrax Group plc				
MITIE Group plc				
Molins plc				
Morgan Crucible Company (The) plc				
Mowlem (John) & Co plc				
Novar plc				
Persimmon plc				
Peterhouse Group plc				
PHS Group plc				
Pilkington plc				
Premier Farnell plc				
RAC plc				
Redrow plc				
Regus plc				
Renold plc				
Rexam plc				
Ricardo plc				
RMC Group plc				
Robotic Technology Systems plc				
Rotork plc				
RPS Group plc				
Securicor plc				
Senior plc				
Serco Group plc				
SIG plc				
South Staffordshire Group plc				
Spirax-Sarco Engineering plc				
Taylor Woodrow plc				
Tomkins plc				
Travis Perkins plc				
TT Electronics plc				
Ultraframe plc				
Vitec Group plc				
Vosper Thornycroft Holdings plc				
Wagon plc				
Weir Group plc				
Westbury plc				
Whatman plc				
Wiggins Group plc				
Wilson Bowden plc				
Wilson Connolly Holdings plc				
Wimpey (George) plc				
Wolseley plc				

In relation to the Executive Share Option Scheme 2002, current policy is to make annual grants to executive directors of options over a number of shares which, when multiplied by the option price, equates to approximately 100 per cent of base salary. The option price is the market value around the time of grant. Higher levels of award will only be made in exceptional circumstances, for example, to new executives when this is considered appropriate to secure their services and to incentivise their contribution.

Subsisting options will be exercisable in full if AMEC's diluted earnings per share growth, before exceptional items, exceeds the rate of inflation by at least an average of nine percentage points per annum. This is measured initially over a three year period and can be remeasured after four or five years but, in such cases, over the full four or five year period. No part of the option will be exercisable if the earnings per share growth does not exceed the Retail Prices Index by an average of at least four percentage points per annum.

The proportion of the option exercisable will increase on a straight line basis between 25 per cent and 100 per cent if average annual earnings per share growth in excess of the Retail Prices Index is between four and nine percentage points. Once exercisable, options may be exercised up to the tenth anniversary of the date of grant. This performance condition allows executives the opportunity to accumulate significant capital over the long-term, provided real and sustained earnings growth is delivered.

In the light of independent advice on current remuneration practice and a review of future economic conditions since the plan was established, the committee is consulting with AMEC's principal shareholders with a view to modifying the earnings per share targets and removing the retest after five years for the awards which it anticipates making in 2004.

In addition, executive directors may participate in relevant all-employee share plans up to the limits of those schemes. Up to and including 2003, the only such scheme has been the AMEC Savings Related Share Option Scheme for UK based employees which provides options, without performance conditions, related to a savings contract with a limit of £250 maximum savings per month.

The executive directors, except for Mr J A Monville, are members of the AMEC Staff Pension Scheme and have top-up benefits provided through the AMEC Executive Pension Scheme. The schemes are both approved defined benefit schemes and also provide for life assurance cover and dependants' pensions. These executive directors have a normal retirement age of 60 and accrue pension rights which are linked to the length of pensionable service and to final pensionable salary.

The benefits of Sir Peter Mason, Mr S J Siddall and Mr C A Riva are restricted to take account of the earnings cap and they receive a taxable supplement to their salaries in relation to earnings above the cap. There are no funded or unfunded unapproved arrangements in force for executive directors.

Mr Monville is a member of the SPIE top-up scheme for senior executives, which provides additional pension payments on top of the French compulsory arrangements to provide an aggregate pension of up to 50 per cent of pensionable pay at retirement. Due to French tax rules, this additional pension does not vest until the point of retirement. Mr Monville may retire with the agreement of AMEC from age 60 and must retire by age 65.

Employment related benefits, principally the provision of a company car or car allowance, life assurance and private medical expenses insurance, are also provided to executive directors.

AMEC's policy, since 1 January 2003, is that directors will normally be employed with a notice period of one year and that, in the event of employment being terminated with less notice than this, damages will be determined at the time taking account of the circumstances leading up to the termination and the individual's duty to mitigate his loss.

continued

Until the end of 2002 Sir Peter Mason, Mr J D Early and Mr S J Siddall, had employment contracts with notice periods of two years. This was reduced without compensation to one year by agreement earlier in 2002 but with provision that if the company terminates employment (other than for gross misconduct), rather than receiving notice, the individual will be entitled to one year's remuneration (less tax) as liquidated damages in full and final settlement. For this purpose and, as a reasonable estimate of loss, remuneration is defined as 1.75 times basic annual salary to take account of salary, bonus potential, pension arrangements, the value of benefits and compensation for loss of office.

Mr J A Monville is employed as chairman of AMEC SPIE S.A. As a governing executive (mandataire social) any compensation for loss of office would be subject to negotiation under French law. Discussions are taking place with Mr Monville with a view to agreeing a contract which reflects AMEC's UK practice.

In accordance with the articles of association of AMEC, all directors are required to seek re-election by shareholders every three years.

Executive directors are not permitted to accept external directorships without the prior approval of the board. With such approval, Sir Peter Mason became a non-executive director of BAe Systems plc with effect from 22 January 2003. He retains the fee of £50,000 per annum which he receives in relation to this appointment.

The non-executive directors receive fees for their services and do not participate in any of the incentive or benefit schemes of the group (except for Mr S Gillibrand, who was provided, until his retirement, with a company car and life assurance cover).

The remuneration of non-executive directors is determined by the chairman and the executive directors under delegated authority from the board. The current fee is £30,000 per annum plus a further £5,000 per annum in respect of chairing one or more committees of the board. Additional fees are payable for days in excess of 20 per annum at the rate of £1,500 per day.

The current chairman's fee is £200,000 per annum irrespective of time commitment.

The board's current policy with regard to non-executive directors is that appointments should be for a period of three years with provision for a review upon expiry. Any extended term, mutually acceptable to both AMEC and the director, will normally be for a period no greater than three years, however, further renewal can be made in exceptional circumstances.

The following graph (rebased to 100 as at 1 January 1999) charts the total cumulative shareholder return of the company since 1 January 1999:

Index of Total Cumulative Shareholder Return for the Five Year Period Ended 31 December 2003


300
250
200
150
100
50
0
Jan 99
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
—AMEC plc
FTSE Construction and Building Materials Sector
—FTSE All Share Index
—FTSE Mid 250 Index

Source: DataStream

This graph shows the growth in the value of a hypothetical £100 holding in AMEC plc ordinary shares over five years relative to a broad equity market index. As the company's activities span a variety of sectors, the remuneration committee has determined that AMEC's relative performance is best judged against a general market index and, therefore, the relative performance against both the FTSE All Share and FTSE Mid 250 indices is shown. As additional information, the performance against the FTSE Construction and Building Materials Sector, where AMEC is presently listed, is also shown.

The auditors are required to report on the following information on pages 50 to 52 of the directors' remuneration report.

Individual aspects of remuneration were as follows:

	Salary/fee £000	Bonus £000	Benefits in kind[iv] £000	2003 Total £000	2002 Total £000
Sir Peter Mason[i]	628	356	37	1,021	719
J D Early	250	111	17	378	305
D Robson (to 31 July 2003)	184	75	9	268	391
G E Payne (to 31 March 2003)	62	–	5	67	302
J A Monville	298	237	7	542	30
P S Janson (to 21 August 2002)	–	–	–	–	696
S J Siddall[ii]	352	139	22	513	387
C A Riva[iii] (from 1 August 2003)	217	164	45	426	-
S Gillibrand	145	–	22	167	165
J M Green-Armytage	46	–	–	46	35
E P Airey	52	–	–	52	50
J A Dallas	43	–	–	43	43
M O Hesse	78	–	–	78	81
J-P Jacamon (from 27 November 2002)	38	–	–	38	3
Total board	2,393	1,082	164	3,639	3,207

Notes

(i) Sir Peter Mason's salary includes a taxable supplement in relation to earnings above the earnings cap for pension purposes of £88,000 (2002: £81,000).

(ii) Mr Siddall's salary includes a taxable supplement in relation to earnings above the earnings cap for pension purposes of £42,000 (2002: £36,000).

(iii) Mr Riva's salary includes a taxable supplement in relation to earnings above the earnings cap for pension purposes of £29,000 (2002: £nil). Mr Riva's bonus includes a guaranteed amount of £84,000 (US$150,000) paid in accordance with his employment agreement.

(iv) The value of benefits in kind received during the year relates principally to the provision of a company car or car allowance, travelling expenses, life assurance and private medical expenses insurance. Unemployment insurance is also made available to Mr Monville in accordance with French practice and certain relocation expenses have been reimbursed to Mr Riva. None of these benefits are pensionable.

The number of options over AMEC plc shares held by the directors under the Executive Share Option Schemes and Savings Related Share Option Scheme* (together the 'Option Schemes') were as follows:

	As at 1 January 2003 Number	Granted during the year Number	As at 31 December 2003 Number	Option price Pence	Exercise period
Sir Peter Mason	600,000		600,000	99.00	Feb 1999-Feb 2006
	451,388		451,388	144.00	Apr 2000-Apr 2007
	4,211*		4,211*	230.00	Jan 2004-June 2004
	215,500		215,500	219.75	Oct 2005-Oct 2012
		208,000	208,000	276.25	Sept 2006-Sept 2013
		4,231*	4,231*	218.00	Jan 2007-June 2007
J D Early	50,000		50,000	144.00	Apr 2000-Apr 2007
	596*		596*	181.00	Jul 2004-Dec 2004
	3,369*		3,369*	230.00	Jan 2004-June 2004
	101,000		101,000	219.75	Oct 2005-Oct 2012
		96,000	96,000	276.25	Sept 2006-Sept 2013
		3,893*	3,893*	218.00	Jan 2007-June 2007
S J Siddall	97,902		97,902	214.50	Jun 2003-Jun 2010
	118,500		118,500	219.75	Oct 2005-Oct 2012
		119,000	119,000	276.25	Sept 2006-Sept 2013
		4,231*	4,231*	218.00	Jan 2007-June 2007
J A Monville	–	135,000	135,000	276.25	Sept 2006-Sept 2013
C A Riva	–	325,791	325,791	276.25	Sept 2006-Sept 2013

Notes

(i) No options were exercised during the year.
(ii) Mr G E Payne's savings related option over 3,942 shares at 230p lapsed upon his retirement on 31 March 2003.
(iii) The terms and conditions of the Option Schemes have not been varied during the year. All awards were at nil cost.
(iv) Certain of the options were capable of being exercised on 31 December 2003 as all performance conditions had been met. If the options had been exercised on that date the approximate gain before appropriate taxes for each of the current directors would have been: Sir Peter Mason, £1,490,000; Mr Early, £58,000 and Mr Siddall, £44,500. Had the remainder of the options been capable of being exercised and vested in full on 31 December 2003, the approximate latent gain before appropriate taxes for each of the current directors would have been: Sir Peter Mason, £90,000; Mr Early, £44,000 and Mr Siddall, £49,500. These hypothetical figures assume that all performance conditions will be fully met, which may not in practice transpire.

The Performance Share Plan 2002 (the 'PSP') was approved by shareholders in 2002. The PSP replaced the Long-Term Incentive Plan (the 'Plan') which was introduced in 1998. The design of the PSP took account of the provisions of Schedule 'A' to the Combined Code.

The number of restricted shares held by the executive directors to whom awards have been made under the PSP and the Plan were as follows:

	As at 1 January 2003 Number	Awarded during the year Number	Date awarded	Market price at date of award Pence	Lapsed during the year Number	As at 31 December 2003 Number	End of performance period
Sir Peter Mason	152,567		Apr 2000	185.00	152,567	–	Mar 2003
	68,972		Apr 2001	462.50		68,972	Mar 2004
	79,500		Apr 2002	430.50		79,500	Mar 2005
		221,248	Apr 2003	228.25		221,248	Mar 2006
J D Early	72,202		Apr 2000	185.00	72,202	–	Mar 2003
	32,729		Apr 2001	462.50		32,729	Mar 2004
	38,030		Apr 2002	430.50		38,030	Mar 2005
		105,826	Apr 2003	228.25		105,826	Mar 2006
D Robson (retired 31 July 2003)	90,089		Apr 2000	185.00	90,089	–	Mar 2003
	42,431		Apr 2001	462.50		42,431	Mar 2004
G E Payne (retired 31 March 2003)	76,202		Apr 2000	185.00	76,202	–	Mar 2003
	33,151		Apr 2001	462.50		33,151	Mar 2004
S J Siddall	31,891		Apr 2001	462.50		31,891	Mar 2004
	43,890		Apr 2002	430.50		43,890	Mar 2005
		113,909	Apr 2003	228.25		113,909	Mar 2006
J A Monville		134,281	Apr 2003	228.25		134,281	Mar 2006
C A Riva		167,597	Aug 2003	268.50		167,597	Mar 2006

Notes

(i) The first share awards, as determined by the remuneration committee, were made under the PSP on 15 April 2003 to Sir Peter Mason, Mr J D Early, Mr S J Siddall and Mr J A Monville at a market price of 228.25 pence and to Mr C A Riva, in accordance with the terms of his employment agreement, on 28 August 2003 at a market price of 268.50 pence.
(ii) For the awards made in April 2000, AMEC met the earnings per share growth requirement but failed to meet the total shareholder return requirement and, therefore, the awards lapsed in April 2003.
(iii) The terms and conditions of the PSP and the Plan have not been varied during the year.
(iv) The closing price of the shares at 31 December 2003 was 260.00 pence (2002: 143.25 pence).
(v) The range of the closing prices for the shares during the year was 143.25 pence to 289.00 pence.
(vi) The register of directors' interests, which is open to inspection at the company's registered office, contains full details of directors' shareholdings, share options and awards under the PSP and the Plan.
(vii) Had the above restricted shares been vested in full on 31 December 2003, the approximate latent value before appropriate taxes for each of the current directors would have been: Sir Peter Mason, £961,500; Mr Early, £459,000; Mr Siddall, £493,000; Mr Monville, £349,000 and Mr Riva, £436,000. These hypothetical figures assume that all performance conditions will be fully met, which may not in practice transpire.

The following directors were members of defined benefit schemes provided by the company during the year. Pension entitlements and corresponding transfer values increased as follows during the year.

	Gross increase in accrued pension £000	Increase in accrued pension net of inflation[a] £000	Total accrued pension at 31 December 2003 £000	Value of net increase in accrual over period[b] £000	Total change in value during period[c] £000	Value of accrued pension at 31 December 2003 £000	Value of accrued pension at 31 December 2002 £000
Sir Peter Mason	4	3	26	34	70	522	447
J D Early	17	13	151	116	327	2,961	2,623
D Robson (retired 31 July 2003)	9	3	203	(139)	162	3,901	3,730
G E Payne (retired 31 March 2003)	3	–	118	(113)	72	2,393	2,318
S J Siddall	3	3	11	55	66	212	142
C A Riva	1	1	1	23	23	25	–

Notes

(i) Pension accruals shown are the amounts which would be paid annually on retirement based on service to the end of the year.
(ii) Transfer values have been calculated in accordance with version 1.5 of guidance note GN11 issued by the actuarial profession.
(iii) The value of net increase (b) represents the incremental value to the director of his service during the year, calculated on the assumption service terminated at the year-end. It is based on the accrued pension increase (a) after deducting the director's contribution. The change in the transfer value is shown as a negative amount for Mr D Robson and for Mr G E Payne. This reflects the fact that, over the course of the year, the value of the pension payable has in fact reduced. In each case, the member could have taken an unreduced pension on early retirement at 1 January 2003. A pension payable for an individual at any particular age is more valuable than that payable for the same individual assuming it starts one year later.
(iv) The change in the transfer value (c) includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stockmarket movements. It is calculated after deducting the director's contribution.
(v) Voluntary contributions paid by directors and resulting benefits are not shown.

Mr J A Monville is a member of the SPIE top-up pension scheme for senior executives. Although the scheme, arranged through an insurance company, is a defined benefit scheme it is not possible to disclose his pension benefits in the above format. A pension is payable by SPIE only in the event of Mr Monville reaching his normal retirement age of 65 or, following the attainment of age 60, by agreement with AMEC. No pension is due or payable in other circumstances and Mr Monville currently has no accrued right to a pension payment. His pension at the normal retirement age, or as agreed by AMEC, would be based on the average of his last three years base salary and bonus, up to a maximum of 20 per cent of this figure. As at 31 December 2003, this would equate to £94,000 (€134,000) per annum. It is not possible to attribute a value to the accrued funds as these are not separately identified by the insurance company.

By order of the board

P J Holland
Secretary
11 March 2004



	Notes	2003 Before goodwill amortisation and exceptional items £ million	2003 Goodwill amortisation and exceptional items £ million	2003 Total £ million	2002 Before goodwill amortisation and exceptional items £ million	2002 Goodwill amortisation and exceptional items £ million	2002 Total £ million
Turnover: Group and share of joint ventures		4,712.7	–	4,712.7	4,331.6	–	4,331.6
Share of turnover in joint ventures		(289.9)	–	(289.9)	(1,119.0)	–	(1,119.0)
Group turnover		4,422.8	–	4,422.8	3,212.6	–	3,212.6
Continuing operations		2,938.5	–	2,938.5	3,212.6	–	3,212.6
Acquisitions		1,484.3	–	1,484.3	–	–	–
Group turnover		4,422.8	–	4,422.8	3,212.6	–	3,212.6
Cost of sales		(3,853.2)	–	(3,853.2)	(2,888.2)	–	(2,888.2)
Gross profit		569.6	–	569.6	324.4	–	324.4
Administrative expenses		(441.1)	(16.3)	(457.4)	(238.5)	(20.0)	(258.5)
Group operating profit/(loss)		128.5	(16.3)	112.2	85.9	(20.0)	65.9
Continuing operations		74.3	(8.8)	65.5	85.9	(20.0)	65.9
Acquisitions		54.2	(7.5)	46.7	–	–	–
Group operating profit/(loss)		128.5	(16.3)	112.2	85.9	(20.0)	65.9
Share of operating profit/(loss) in joint ventures and associates		13.2	(0.7)	12.5	40.3	(6.0)	34.3
Total operating profit/(loss)		141.7	(17.0)	124.7	126.2	(26.0)	100.2
Profit/(loss) on disposal or closure of operations		–	0.6	0.6	–	(40.0)	(40.0)
Loss on disposal of fixed assets		–	(0.4)	(0.4)	–	–	–
Profit/(loss) on ordinary activities before interest		141.7	(16.8)	124.9	126.2	(66.0)	60.2
Net interest payable:							
Group		(18.4)	–	(18.4)	(12.8)	–	(12.8)
Joint ventures and associates		(10.8)	–	(10.8)	(8.2)	–	(8.2)
		(29.2)	–	(29.2)	(21.0)	–	(21.0)
Profit/(loss) on ordinary activities before taxation		112.5	(16.8)	95.7	105.2	(66.0)	39.2
Taxation on profit/(loss) on ordinary activities		(36.0)	1.1	(34.9)	(32.6)	4.0	(28.6)
Profit/(loss) on ordinary activities after taxation		76.5	(15.7)	60.8	72.6	(62.0)	10.6
Equity minority interests				(0.8)			0.2
Profit for the year				60.0			10.8
Dividends				(30.7)			(29.5)
Retained profit/(loss) for the year				29.3			(18.7)
Earnings per ordinary share:							
Basic		25.8p		20.4p	24.8p		3.7p
Diluted		25.3p		20.0p	24.3p		3.6p
Dividends per ordinary share				10.5p			10.0p

	Notes	2003 £ million	2002 £ million
Fixed assets			
Intangible assets		342.1	133.3
Tangible assets		207.0	150.5
		549.1	283.8
Investments:			
Joint ventures:			
Share of gross assets		639.7	1,189.9
Share of gross liabilities		(585.6)	(1,083.4)
		54.1	106.5
Associates		12.7	–
Other		36.3	5.4
		103.1	111.9
		652.2	395.7
Current assets			
Stocks		102.0	86.5
Debtors: amounts falling due within one year		1,664.6	777.1
Debtors: amounts falling due after one year		177.6	127.1
Cash at bank and in hand		364.8	242.7
		2,309.0	1,233.4
Creditors: amounts falling due within one year		(2,042.1)	(1,024.6)
Net current assets		266.9	208.8
Total assets less current liabilities		919.1	604.5
Creditors: amounts falling due after one year		(587.3)	(303.8)
Provisions for liabilities and charges		(57.3)	(47.1)
Net assets		274.5	253.6
Capital and reserves			
Called up share capital		149.6	149.5
Share premium account		82.8	82.5
Revaluation reserve		11.1	11.2
Capital redemption reserve		17.2	17.2
Profit and loss account		6.4	(8.6)
Equity shareholders' funds		267.1	251.8
Equity minority interests		7.4	1.8
Capital employed		274.5	253.6

The accounts on pages 53 to 76 were approved by the board of directors on 11 March 2004 and were signed on its behalf by:

Sir Peter Mason KBE
Chief Executive

S J Siddall
Finance Director



	Notes	2003 £ million	2002 £ million
Fixed assets			
Tangible assets		7.3	8.0
Investments:			
Subsidiaries		850.5	819.4
Joint ventures		11.1	14.7
Other		6.1	4.3
		867.7	838.4
		875.0	846.4
Current assets			
Debtors: amounts falling due within one year		9.3	14.5
Debtors: amounts falling due after one year		66.0	59.0
Cash at bank and in hand		9.0	-
		84.3	73.5
Creditors: amounts falling due within one year		(76.0)	(209.8)
Net current assets/(liabilities)		8.3	(136.3)
Total assets less current liabilities		883.3	710.1
Creditors: amounts falling due after one year		(452.8)	(249.6)
Provisions for liabilities and charges		(20.7)	(17.9)
Net assets		409.8	442.6
Capital and reserves			
Called up share capital		149.6	149.5
Share premium account		82.8	82.5
Revaluation reserve		0.3	0.3
Capital redemption reserve		17.2	17.2
Profit and loss account		159.9	193.1
Equity shareholders' funds		409.8	442.6

The accounts on pages 53 to 76 were approved by the board of directors on 11 March 2004 and were signed on its behalf by:

Sir Peter Mason KBE
Chief Executive

S J Siddall
Finance Director



	Notes	2003 £ million	2002 £ million
Net cash flow from operating activities		97.9	73.3
Dividends from joint ventures and associates		4.3	4.5
Returns on investments and servicing of finance			
Interest received		24.1	4.1
Interest paid		(37.0)	(12.9)
Dividends paid to non-equity shareholders		–	(8.0)
		(12.9)	(16.8)
Taxation		(30.6)	(20.1)
Capital expenditure			
Purchase of tangible fixed assets		(69.6)	(21.8)
Disposal of tangible fixed assets		50.8	20.1
		(18.8)	(1.7)
Acquisitions and disposals			
Acquisition of subsidiaries		(182.4)	–
Acquisition of joint ventures, associates and other investments		(16.3)	(8.6)
Disposal of joint ventures, associates and other investments		11.7	9.4
		(187.0)	0.8
Dividends paid to equity shareholders		(28.9)	(26.0)
Net cash flow before management of liquid resources and financing		(176.0)	14.0
Management of liquid resources		(20.2)	25.2
Financing			
Shares issued		0.4	0.9
Net movement in debt		291.3	(54.9)
		291.7	(54.0)
Increase/(decrease) in cash		95.5	(14.8)

	2003 £ million	2002 £ million
Profit for the year	60.0	10.8
Exchange and other movements	(2.3)	(16.1)
Adjustment arising from the full consolidation of SPIE	(12.1)	-
Total gains and losses relating to the year	45.6	(5.3)

There is no material difference between the reported results and the results calculated on an unmodified historical cost basis.

	2003 £ million	2002 £ million
Profit for the year	60.0	10.8
Dividends	(30.7)	(29.5)
Retained profit/(loss) for the year	29.3	(18.7)
Exchange and other movements	(2.3)	(16.1)
Shares issued	0.4	0.9
Adjustment arising from the full consolidation of SPIE	(12.1)	-
Net increase/(reduction) in shareholders' funds	15.3	(33.9)
Shareholders' funds as at 1 January	251.8	285.7
Shareholders' funds as at 31 December	267.1	251.8

1 Accounting Policies

Basis of Accounting
The accounts have been prepared under the historical cost convention, modified to include the revaluation of certain land and buildings and in accordance with applicable accounting standards and the Companies Act 1985.

Full implementation of FRS 17 'Retirement benefits' is not mandatory. The additional disclosures required during the transitional period have been included in note 30 to the accounts.

Prior to becoming a subsidiary undertaking, SPIE S.A. (SPIE) was accounted for as a joint venture in accordance with FRS 9 "Associates and Joint Ventures". In accordance with FRS 2 "Accounting for Subsidiary Undertakings", and in order to give a true and fair view, goodwill arising on the overall acquisition has been calculated as the difference, at the date of each purchase, between the fair value of the consideration paid and the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the accounting prescribed by the Companies Act 1985, under which goodwill is calculated as the difference between the cost and fair value of the net assets on the date SPIE became a subsidiary undertaking. The accounting prescribed by the Companies Act 1985 would not give a true and fair view because it would result in the group's share of SPIE retained reserves during the period that it was a joint venture being recharacterised as goodwill. The effect of this departure is to reduce the retained profit and loss account and capitalised goodwill by £14.9 million.

Basis of Consolidation
The group accounts include the accounts of AMEC plc and all of its subsidiaries made up to 31 December each year and the group's share of the results and net assets of joint ventures and associates, based on the gross equity and equity methods of accounting, respectively. Joint arrangements, where each party has its own separate interest in particular risks and rewards, are accounted for by including the attributable share of the assets, liabilities and cash flows measured according to the terms of the arrangement.

The company has not presented its own profit and loss account, as permitted by section 230(4) of the Companies Act 1985.

Depreciation
Depreciation is provided on all tangible assets, other than freehold land, at rates calculated to write-off the cost or valuation, less estimated residual value, of each asset on a straight line basis over its estimated useful life, as follows:

Freehold buildings	50 years
Leasehold land and buildings	the shorter of the lease term or 50 years
Plant and equipment	mainly three to five years

Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated into Sterling at the rates of exchange ruling at the balance sheet date. Trading results are translated at average rates for the year. Exchange differences arising on the retranslation of foreign currency net investments and foreign currency borrowings, or forward exchange contracts used to hedge those investments, are taken directly to reserves. Other exchange differences are taken to the profit and loss account in the year.

Goodwill
Goodwill represents the excess of the fair value of purchase consideration over the fair value of net assets acquired. Goodwill arising on acquisitions made post 1 January 1998 is capitalised and amortised, on a straight line basis, over its estimated useful life, which is not expected to exceed 20 years. Where a business is disposed of or closed, the profit or loss on disposal or closure includes any unamortised amount included within intangible assets.

As permitted by FRS 10 'Goodwill and intangible assets', goodwill arising on acquisitions made prior to 1 January 1998 has been written-off to reserves. Where a business is disposed of or closed, the profit or loss on disposal or closure includes the attributable amount of goodwill previously charged to reserves.

Interest
Interest is written-off to the profit and loss account as incurred by all subsidiaries in the group. The group has, however, investments in joint ventures which are involved in public private partnership projects to finance, design and build assets and operate them on behalf of the client. In view of the nature of these projects, interest directly incurred in funding the construction programme is capitalised until the relevant assets are brought into operational use.

Leases
Operating lease costs are charged to the profit and loss account on a straight line basis over the period of the lease.

Long-Term Contracts
Amounts recoverable on long-term contracts are stated at cost plus attributable profits, less provision for any known or anticipated losses and payments on account, and are included in debtors. Payments on account in excess of amounts recoverable on long-term contracts are included in creditors.

Pensions
Contributions to defined benefit schemes are allocated to the profit and loss account on a systematic basis over the normal expected service lives of employees. Contributions to money purchase schemes are charged to the profit and loss account in the year in which they are incurred.

Share Option Schemes
No charge is made to the profit and loss account in respect of SAYE schemes that are offered on similar terms to all, or substantially all, UK employees. Included within other investments are shares in the company held by the AMEC plc Employee Share Trust. This is a discretionary trust, established for the benefit of AMEC employees, the trustee of which is an independent trustee company which retains legal responsibility, control and ownership of these shares.

1 Accounting Policies

Stocks

Stocks are stated at the lower of cost and net realisable value.

Taxation

The charge for taxation is based on the results for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19 "Deferred Tax".

Turnover

Turnover represents sales and value of work done excluding all internal transactions within the group.

2 Segmental Analyses

	Total turnover 2003 £ million	Total turnover 2002 £ million	Total operating profit/(loss) 2003 £ million	Total operating profit/(loss) 2002 £ million	Net assets/ (liabilities) 2003 £ million	Net assets/ (liabilities) 2002 £ million
Class of business:						
Client Support Services:						
Operations Support	2,207.8	1,463.3	86.1	60.9		
Consulting and Design	309.5	317.8	8.7	14.7		
	2,517.3	1,781.1	94.8	75.6	18.8	59.2
Capital Projects:						
Construction Management	213.6	513.0	(5.0)	(2.3)		
Construction	1,940.1	1,897.7	60.6	56.1		
	2,153.7	2,410.7	55.6	53.8	(0.1)	20.4
Investments:						
Development and Regeneration	82.6	156.7	8.3	12.9		
Public Private Partnerships	36.2	32.6	9.5	6.2		
	118.8	189.3	17.8	19.1	101.3	78.8
	4,789.8	4,381.1	168.2	148.5	120.0	158.4
Internal turnover	(77.1)	(49.5)	–	–	–	–
Corporate costs	–	–	(26.5)	(22.3)	–	–
	4,712.7	4,331.6	141.7	126.2	120.0	158.4
Goodwill amortisation/capitalised	–	–	(17.0)	(13.1)	342.1	133.3
Exceptional items	–	–	–	(12.9)	–	–
Net debt	–	–	–	–	(218.1)	(37.3)
Unallocated net assets/(liabilities)	–	–	–	–	30.5	(0.8)
	4,712.7	4,331.6	124.7	100.2	274.5	253.6
Geographical origin:						
United Kingdom	2,109.6	2,107.5	94.8	90.8	52.3	34.7
Rest of Europe	1,379.6	845.7	43.1	19.2	(26.3)	75.8
Americas	749.3	1,069.0	9.1	19.6	100.6	75.8
Rest of the world	474.2	309.4	21.2	18.9	(6.6)	(27.9)
	4,712.7	4,331.6	168.2	148.5	120.0	158.4
Corporate costs	–	–	(26.5)	(22.3)	–	–
	4,712.7	4,331.6	141.7	126.2	120.0	158.4
Goodwill amortisation/capitalised	–	–	(17.0)	(13.1)	342.1	133.3
Exceptional items	–	–	–	(12.9)	–	–
Net debt	–	–	–	–	(218.1)	(37.3)
Unallocated net assets/(liabilities)	–	–	–	–	30.5	(0.8)
	4,712.7	4,331.6	124.7	100.2	274.5	253.6

The analysis of total turnover by geographical market is not materially different from that by geographical origin.

Corporate costs comprise the costs of operating the head office of AMEC plc and also certain regional overheads. These are not directly related to the activities of the segments.

continued

■ 2 Segmental Analyses

The financing of the group's activities is undertaken at a head office level and consequently net interest payable cannot be analysed segmentally. Due to the nature of the businesses acquired, goodwill amortisation/capitalised cannot be analysed segmentally. The unallocated net assets/(liabilities) principally comprise assets relating to the pension schemes prepayment and liabilities relating to dividends and taxation and are not directly related to the activities of the segments.

The group's share of the results of joint ventures and associates was as follows:

	SPIE S.A. 2003 £ million	SPIE S.A. 2002 £ million	Others 2003 £ million	Others 2002 £ million	Total 2003 £ million	Total 2002 £ million
Turnover:						
Client Support Services:						
Operations Support	92.3	527.7	32.9	6.2	125.2	533.9
Capital Projects:						
Construction	63.7	449.5	55.7	93.7	119.4	543.2
Investments:						
Development and Regeneration	–	–	9.0	9.3	9.0	9.3
Public Private Partnerships	–	–	36.3	32.6	36.3	32.6
	156.0	977.2	133.9	141.8	289.9	1,119.0
Total operating (loss)/profit:						
Client Support Services:						
Operations Support	(1.8)	15.4	0.8	0.4	(1.0)	15.8
Capital Projects:						
Construction						
Before restructuring costs	(4.2)	8.9	5.7	2.8	1.5	11.7
Restructuring costs	–	(4.6)	–	–	–	(4.6)
	(4.2)	4.3	5.7	2.8	1.5	7.1
Investments:						
Development and Regeneration	–	–	1.4	3.3	1.4	3.3
Public Private Partnerships	–	–	10.6	8.1	10.6	8.1
Total operating (loss)/profit	(6.0)	19.7	18.5	14.6	12.5	34.3
Profit on disposal or closure of operations	7.4	–	–	–	7.4	–
Profit on ordinary activities before interest	1.4	19.7	18.5	14.6	19.9	34.3
Net interest payable	–	(0.6)	(10.8)	(7.6)	(10.8)	(8.2)
Profit on ordinary activities before taxation	1.4	19.1	7.7	7.0	9.1	26.1
Taxation on profit on ordinary activities	–	(6.6)	0.7	(0.4)	0.7	(7.0)
Profit for the year	1.4	12.5	8.4	6.6	9.8	19.1

SPIE's total operating profit for Operations Support is after charging goodwill amortisation of £0.7 million (2002: £1.4 million).

■ 3 Total Operating Profit/(Loss)

Total operating profit/(loss) is stated after charging the following:

	2003 £ million	2002 £ million
Goodwill amortisation	17.0	13.1
Depreciation	47.8	26.3
Restructuring costs	–	12.9
Operating lease payments:		
Land and buildings	33.7	20.1
Plant and equipment (including short-term hire)[i]	119.9	69.9
Fees paid to auditors and their associates:		
Audit fees:		
KPMG Audit Plc	1.6	1.6
Other auditors	1.4	0.1
Non-audit fees:		
KPMG Audit Plc or its associates: taxation – £0.6 million (2002: £0.6 million) and other services – £0.2 million (2002: £0.7 million)	0.8	1.3
Other auditors	0.4	0.1

Note

(i) Current annual commitments are detailed in note 28.

3 Total Operating Profit/(Loss)

Total operating profit includes the following in respect of acquisitions: turnover of £1,484.3 million, cost of sales of £1,210.4 million, gross profit of £273.9 million and administrative expenses (before goodwill amortisation) of £219.7 million and goodwill amortisation of £7.5 million.

The results of SPIE under French GAAP and using SPIE's accounting policies for the period from 1 January 2003 to 6 March 2003 were as follows: turnover of €511.8 million; total operating profit of €5.8 million; interest of €0.1 million; profit on disposal of operations of €38.0 million and taxation charge of €11.9 million.

The profit after tax and minority interests for the year ended 31 December 2002 as reported by SPIE under French GAAP was €55.6 million.

In addition to the above amounts paid to auditors and their associates, due diligence fees paid to KPMG Audit Plc of £1.2 million were capitalised as part of the costs of acquisition in the year ended 31 December 2003.

4 Non-operating Exceptional Items

	2003 £ million	2002 £ million
Profit/(loss) on disposal or closure of operations:		
Client Support Services	2.4	(2.4)
Capital Projects	0.7	(7.0)
Investments	(2.5)	(0.6)
Corporate	–	(2.0)
Goodwill written-off on disposal or closure of operations	–	(28.0)
	0.6	(40.0)
Loss on disposal of fixed assets	(0.4)	–
	0.2	(40.0)

5 Directors' Remuneration and Related Matters

	2003 £000	2002 £000
Directors' emoluments	3,639	3,207
Amounts receivable under Long-Term Incentive Plans	–	1,099
Gains on exercise of share options	–	1

More detailed information concerning directors' remuneration, including pension benefits, share options and long-term incentive arrangements, is set out in the directors' remuneration report on pages 47 to 52.

6 Staff Costs and Employee Numbers

	2003 £ million	2002 £ million
Wages and salaries	1,271.0	733.6
Social security costs	317.7	72.5
Other pension costs	12.8	16.9
	1,601.5	823.0

The average number of people employed was as follows:

	2003 Number	2002 Number
Client Support Services	33,189	11,998
Capital Projects	12,600	10,844
Investments	112	122
	45,901	22,964

continued

■ 7 Net Interest Payable

	2003 £ million	2002 £ million
Interest payable and similar charges:		
Group:		
Bank loans and overdrafts	(37.1)	(20.3)
Other charges	(5.2)	(4.5)
	(42.3)	(24.8)
Joint ventures and associates	(12.0)	(8.2)
	(54.3)	(33.0)
Interest receivable and similar income:		
Group:		
Bank and short-term deposits	16.0	6.3
Other income	7.9	5.7
	23.9	12.0
Joint ventures and associates	1.2	-
	25.1	12.0
	(29.2)	(21.0)

The group's share of interest capitalised by joint ventures involved in public private partnership projects amounted to £10.2 million (2002: £4.7 million).

■ 8 Taxation on Profit/(Loss) on Ordinary Activities

	2003 £ million	2002 £ million
Current tax:		
UK corporation tax at 30.0% (2002: 30.0%)	16.6	13.5
Double taxation relief	(0.9)	(0.4)
Overseas taxation	21.1	2.4
Joint ventures and associates taxation	(1.4)	7.0
	35.4	22.5
Deferred tax:		
Deferred tax at 30.0% (2002: 30.0%) - origination and reversal of timing differences	(2.6)	4.6
Joint ventures and associates deferred tax	2.1	1.5
	(0.5)	6.1
	34.9	28.6

Included within the current tax charge is a credit of £1.1 million (2002: £4.0 million) in respect of exceptional items.

The current tax charge for the year is higher than the standard rate of corporation tax in the UK and is explained as follows:

	2003 £ million	2002 £ million
Profit on ordinary activities before taxation	95.7	39.2
Tax charge at 30.0% (2002: 30.0%)	28.7	11.8
Goodwill amortisation/written-off	4.9	12.3
Non-deductible expenses, non taxable income and other differences	0.1	(5.6)
Overseas income and expenses taxed at rates other than 30.0% (2002: 30.0%)	1.7	4.0
Current tax charge for the year	35.4	22.5

9 Dividends

	2003 Pence	2002 Pence	2003 £ million	2002 £ million
Ordinary shares:				
Interim paid 2 January 2004	3.6	3.4	10.6	10.1
Final recommended payable 1 July 2004	6.9	6.6	20.1	19.4
	10.5	10.0	30.7	29.5

The amounts waived and to be waived by the Trustees of the Long-Term Incentive Plan and Performance Share Plan 2002 in respect of the interim and final dividends is £0.4 million (2002: £0.3 million).

The amounts waived and to be waived by the Trustees of the qualifying employee share ownership trust in respect of the interim and final dividends is £0.2 million (2002: £0.2 million).

10 Earnings per Ordinary Share

In order to appreciate the effect of goodwill amortisation and exceptional items (net of attributable tax) on the reported underlying performance, additional calculations of earnings per ordinary share have been presented.

			2003			2002
	Earnings £ million	Weighted average ordinary shares Number million	Earnings per share Pence	Earnings £ million	Weighted average ordinary shares Number million	Earnings per share Pence
Basic earnings before goodwill amortisation and exceptional items, net of attributable tax	75.7	293.3	25.8	72.8	293.6	24.8
Goodwill amortisation	(17.0)	-	(5.8)	(13.1)	-	(4.4)
Exceptional items	0.2	-	-	(52.9)	-	(18.0)
Attributable tax on exceptional items	1.1	-	0.4	4.0	-	1.3
Basic earnings	60.0	293.3	20.4	10.8	293.6	3.7
Basic earnings before goodwill amortisation and exceptional items, net of attributable tax	75.7	293.3	25.8	72.8	293.6	24.8
Share options	-	1.5	(0.1)	-	1.7	(0.1)
Employee share and incentive schemes	-	4.5	(0.4)	-	4.5	(0.4)
Diluted earnings before goodwill amortisation and exceptional items, net of attributable tax	75.7	299.3	25.3	72.8	299.8	24.3
Goodwill amortisation	(17.0)	-	(5.8)	(13.1)	-	(4.4)
Exceptional items	0.2	-	0.1	(52.9)	-	(17.6)
Attributable tax on exceptional items	1.1	-	0.4	4.0	-	1.3
Diluted earnings	60.0	299.3	20.0	10.8	299.8	3.6

11 Intangible Assets

	Goodwill £ million
Group:	
Cost:	
As at 1 January 2003	154.5
Exchange and other movements	18.5
Acquisition of subsidiaries and businesses	208.2
Disposals	(2.2)
As at 31 December 2003	**379.0**
Amortisation:	
As at 1 January 2003	21.2
Exchange and other movements	1.6
Provided during the year	16.3
Disposals	(2.2)
As at 31 December 2003	**36.9**
Net book value:	
As at 31 December 2003	**342.1**
As at 31 December 2002	133.3

continued

12 Tangible Assets

	Land and buildings £ million	Plant and equipment £ million	Total £ million
Group:			
Cost or valuation:			
As at 1 January 2003	82.2	190.5	272.7
Exchange and other movements	(3.7)	(5.3)	(9.0)
Acquisition of subsidiaries and businesses	42.6	46.3	88.9
Additions	12.5	55.6	68.1
Disposals	(40.4)	(71.7)	(112.1)
As at 31 December 2003	**93.2**	**215.4**	**308.6**
Depreciation:			
As at 1 January 2003	7.2	115.0	122.2
Exchange and other movements	(0.8)	(4.5)	(5.3)
Provided during the year	7.8	40.0	47.8
Disposals	(4.8)	(59.3)	(63.1)
As at 31 December 2003	**9.4**	**92.2**	**101.6**
Net book value:			
As at 31 December 2003	**83.8**	**123.2**	**207.0**
As at 31 December 2002	75.0	75.5	150.5

	Land and buildings £ million	Plant and equipment £ million	Total £ million
Company:			
Cost or valuation:			
As at 1 January 2003	7.4	2.4	9.8
Additions	–	0.2	0.2
Disposals	–	(0.5)	(0.5)
As at 31 December 2003	**7.4**	**2.1**	**9.5**
Depreciation:			
As at 1 January 2003	0.5	1.3	1.8
Provided during the year	0.2	0.2	0.4
As at 31 December 2003	**0.7**	**1.5**	**2.2**
Net book value:			
As at 31 December 2003	**6.7**	**0.6**	**7.3**
As at 31 December 2002	6.9	1.1	8.0

	Group 2003 £ million	Group 2002 £ million	Company 2003 £ million	Company 2002 £ million
The net book value of land and buildings comprised:				
Freehold	61.4	63.6	4.4	4.4
Long leasehold	15.0	6.1	–	–
Short leasehold	7.4	5.3	2.3	2.5
	83.8	75.0	6.7	6.9
The cost or valuation of land and buildings comprised:				
Cost	55.5	39.7	2.8	2.8
External valuation in 1999	37.7	42.5	4.6	4.6
	93.2	82.2	7.4	7.4

The basis of the external valuation is existing use for properties occupied by group companies and open market value for those properties without group occupancy.

No provision has been made for the tax liability which may arise in the event that certain properties are disposed of at their revalued amounts.

12 Tangible Assets

The amount of land and buildings included at valuation, determined according to the historical cost convention, was as follows:

	Group 2003 £ million	Group 2002 £ million	Company 2003 £ million	Company 2002 £ million
Cost	46.4	38.6	8.6	8.7
Depreciation	(13.9)	(12.7)	(1.7)	(1.6)
Net book value	32.5	25.9	6.9	7.1

13 Investments (Held as Fixed Assets)

	2003 £ million	2002 £ million
Company:		
Investments in subsidiaries:		
Shares at cost less amounts written-off	1,505.8	1,178.0
Amounts owed by subsidiaries	401.4	199.1
Amounts owed to subsidiaries	(1,056.7)	(557.7)
	850.5	819.4

	Joint ventures £ million	Associates £ million	Other investments £ million	Total £ million
Group:				
Net book value:				
As at 1 January 2003	106.5	–	5.4	111.9
Exchange and other movements	2.8	–	(0.1)	2.7
Acquisition of subsidiaries and businesses	9.8	20.6	29.2	59.6
Additions and transfers	10.4	–	5.9	16.3
Adjustment on full consolidation of SPIE	(76.0)	–	–	(76.0)
Disposals and amounts written-off	(2.6)	(10.2)	(4.1)	(16.9)
Net movement in share of reserves	5.2	4.6	–	9.8
Dividends received	(2.0)	(2.3)	–	(4.3)
As at 31 December 2003	54.1	12.7	36.3	103.1
Represented by:				
Shares at cost less amounts written-off	44.5	10.4	36.3	91.2
Share of post acquisition results	26.4	2.3	–	28.7
Net loans from group companies	(16.8)	–	–	(16.8)
	54.1	12.7	36.3	103.1
Company:				
Cost:				
As at 1 January 2003	14.7	–	4.3	19.0
Additions	–	–	5.9	5.9
Amounts written-off	–	–	(4.1)	(4.1)
Disposals	(3.6)	–	–	(3.6)
As at 31 December 2003	11.1	–	6.1	17.2

13 Investments (Held as Fixed Assets)

An analysis of the group's share of net assets of joint ventures was as follows:

	SPIE S.A. 2003 £ million	SPIE S.A. 2002 £ million	Others 2003 £ million	Others 2002 £ million	Total 2003 £ million	Total 2002 £ million
Fixed assets	–	110.8	215.6	171.5	215.6	282.3
Current assets	–	613.2	447.4	310.1	447.4	923.3
Share of gross assets	–	724.0	663.0	481.6	663.0	1,205.6
Loans to group companies	–	–	(23.3)	(15.7)	(23.3)	(15.7)
Group share of gross assets	–	724.0	639.7	465.9	639.7	1,189.9
Liabilities due within one year	–	(618.9)	(51.6)	(59.6)	(51.6)	(678.5)
Liabilities due after one year	–	(36.1)	(540.5)	(369.5)	(540.5)	(405.6)
Share of gross liabilities	–	(655.0)	(592.1)	(429.1)	(592.1)	(1,084.1)
Loans from group companies	–	–	6.5	0.7	6.5	0.7
Group share of gross liabilities	–	(655.0)	(585.6)	(428.4)	(585.6)	(1,083.4)
Share of net assets	–	69.0	54.1	37.5	54.1	106.5

Principal group companies are listed on page 80.

Included within other investments is £6.0 million (2002: £4.2 million) in respect of 4,008,353 (2002: 2,847,751) shares of 50 pence each in the company, held by the trustees of the AMEC plc Employee Share Trust to satisfy awards in respect of the Long-Term Incentive Plan and the Performance Share Plan 2002. The cost of these shares is being written-off to the profit and loss account over the period between the dates of the awards and the expected vesting of the shares. The market value of these shares as at 31 December 2003 was £10.4 million (2002: £4.1 million).

A qualifying employee share ownership trust (Quest) was established on 26 August 1999. The Quest holds shares issued by the company in connection with the savings related share option scheme. During the year the company allotted 59,629 (2002: 244,514) shares to the Quest and the Quest transferred 72,109 (2002: 483,686) of these shares to employees exercising options.

As at 31 December 2003 the Quest held 1,608,337 (2002: 1,620,817) shares and these are included within investments at £nil (2002: £nil).

14 Stocks

	2003 £ million	2002 £ million
Group:		
Development land and work in progress	69.9	54.6
Raw materials and consumables	7.6	9.5
Other work in progress	16.4	13.9
Finished goods and goods for resale	8.1	8.5
	102.0	86.5

15 Debtors

	Group 2003 £ million	Group 2002 £ million	Company 2003 £ million	Company 2002 £ million
Debtors: amounts falling due within one year				
Amounts recoverable on contracts	476.1	288.5	–	–
Trade debtors	1,087.7	436.2	3.6	3.3
Amounts owed by subsidiaries	–	–	2.3	7.7
Amounts owed by joint ventures	3.4	2.6	0.1	–
Other debtors	73.7	28.6	1.2	0.5
Prepayments and accrued income	23.7	21.2	2.1	3.0
	1,664.6	777.1	9.3	14.5
Debtors: amounts falling due after one year				
Trade debtors	105.0	66.0	–	–
Amounts owed by joint ventures	1.6	1.5	–	–
Other debtors	0.3	0.2	–	–
Prepayments and accrued income	70.7	59.4	66.0	59.0
	177.6	127.1	66.0	59.0
	1,842.2	904.2	75.3	73.5

16 Creditors: Amounts Falling Due Within One Year

	Group 2003 £ million	Group 2002 £ million	Company 2003 £ million	Company 2002 £ million
Bank and other loans and overdrafts	109.8	33.7	–	140.1
Payments on account	180.3	165.8	–	–
Trade creditors	1,163.9	639.5	4.7	3.9
Amounts owed to subsidiaries	–	–	0.4	–
Amounts owed to joint ventures	2.9	5.5	3.0	5.3
Corporation tax	22.7	13.9	2.2	15.9
Other taxation and social security costs	272.3	31.1	13.8	3.9
Other creditors	44.0	37.6	9.0	2.8
Accruals and deferred income	215.4	68.1	12.1	8.5
Dividends	30.8	29.4	30.8	29.4
	2,042.1	1,024.6	76.0	209.8

17 Creditors: Amounts Falling Due After One Year

	Group 2003 £ million	Group 2002 £ million	Company 2003 £ million	Company 2002 £ million
Bank and other loans	473.1	246.3	448.8	245.6
Trade creditors	39.5	47.5	–	–
Amounts owed to joint ventures	–	0.5	4.0	4.0
Other taxation and social security costs	3.7	–	–	–
Other creditors	2.3	2.3	–	–
Accruals and deferred income	68.7	7.2	–	–
	587.3	303.8	452.8	249.6

18 Analysis of Borrowings and Banking Facilities

The maturity of borrowings was as follows:

	Group 2003 £ million	Group 2002 £ million	Company 2003 £ million	Company 2002 £ million
Due:				
In one year or less, or on demand	109.8	33.7	–	140.1
Between one and two years	184.1	0.7	180.0	–
Between two and five years	168.0	245.6	159.6	245.6
In more than five years	121.0	–	109.2	–
	582.9	280.0	448.8	385.7

The available undrawn committed bank facilities were as follows:

	2003 £ million	2002 £ million
Group:		
Expiring in:		
In one year or less	42.7	7.9
Between one and two years	40.0	–
In more than two years	176.8	220.4
	259.5	228.3

continued

19 Financial Instruments

Details of the group's policies on the use of financial instruments are provided in the Operating and Financial Review on pages 32 to 37. As permitted by FRS 13 'Derivatives and other financial instruments: disclosures', short-term debtors and creditors have been excluded from the following analyses.

The interest rate risk currency profile of financial assets and liabilities was as follows:

	Non interest bearing £ million	Floating rate £ million	Fixed rate £ million	2003 Total £ million	Non interest bearing £ million	Floating rate £ million	Fixed rate £ million	2002 Total £ million
Group:								
Financial assets:								
Sterling	73.3	43.8	0.1	117.2	57.8	71.3	16.1	145.2
Euro	117.3	96.2	1.1	214.6	1.7	9.8	5.2	16.7
US dollar	5.8	56.4	–	62.2	4.8	69.1	–	73.9
Hong Kong dollar	6.1	17.5	–	23.6	3.8	19.9	–	23.7
Canadian dollar	0.2	3.9	–	4.1	0.7	8.0	–	8.7
Other	10.3	7.6	0.3	18.2	10.2	6.9	–	17.1
	213.0	225.4	1.5	439.9	79.0	185.0	21.3	285.3

Floating rate financial assets comprise cash at bank and in hand which bears interest at prevailing market rates.

	Non interest bearing £ million	Floating rate £ million	Fixed rate £ million	2003 Total £ million	Non interest bearing £ million	Floating rate £ million	Fixed rate £ million	2002 Total £ million
Group:								
Financial liabilities:								
Sterling	62.6	255.0	45.0	362.6	70.8	229.8	2.5	303.1
Euro	81.3	146.0	25.4	252.7	3.2	19.8	–	23.0
US dollar	2.3	–	64.8	67.1	1.9	2.7	0.6	5.2
Hong Kong dollar	1.6	5.0	–	6.6	4.0	–	–	4.0
Canadian dollar	1.4	–	0.4	1.8	1.2	–	2.4	3.6
Other	0.2	8.1	–	8.3	0.3	1.0	–	1.3
	149.4	414.1	135.6	699.1	81.4	253.3	5.5	340.2

Floating rate financial liabilities comprise borrowings which primarily bear interest at a margin over the relevant inter-bank rate. The fixed rate financial liabilities relate to certain bank and other loans. The weighted average interest rate of the fixed rate loans as at 31 December 2003 was 5.4 per cent (2002: 8.0 per cent).

The maturity of the financial liabilities was as follows:

	2003 £ million	2002 £ million
Group:		
Due:		
In one year or less, or on demand	122.8	40.9
Between one and two years	245.0	45.0
Between two and five years	209.2	252.2
Over five years	122.1	2.1
	699.1	340.2

There is no material difference between the book and fair value of financial assets and liabilities save for financial liabilities in the two to five years category which have a book value of £209.2 million and a fair value of £186.3 million as at 31 December 2003 (£252.2 million and £227.2 million respectively as at 31 December 2002) and those in the over five years category which have a book value of £122.1 million and £86.3 million respectively as at 31 December 2003 (2002: £nil).

As at 31 December 2003, there were eight outstanding interest rate swaps under which the group pays a fixed rate of interest and receives a floating rate based on six months' LIBOR. The instruments cover US dollars, Canadian dollars, Euro and Sterling, and have a Sterling equivalent of £75.1 million. The expiry dates range from October 2004 to January 2008, with a weighted average period to maturity of 37 months as at 31 December 2003.

There were six outstanding Euro interest rate swaps with a Sterling equivalent of £56.3 million held as at 31 December 2003 under which the group paid a fixed rate of interest and received a floating rate. These expired on 16 January 2004 when the SPIE Eurobond was repaid.

In addition, there were two outstanding interest rate swaps under which the group pays a floating rate of interest and receives a fixed rate. The instruments cover US dollars with a Sterling equivalent of £16.8 million and expire in July 2013.

After taking into account the effects of forward foreign currency exchange contracts, there were no material currency exposures in respect of monetary assets and liabilities that are not denominated in the functional currency of the relevant business unit.

Gains and losses on instruments used for hedging purposes are not recognised until the exposure that is being hedged is recognised in either the profit and loss account or via an adjustment to the carrying value of an asset on the balance sheet.

There were no material unrecognised gains or losses at the beginning or end of the year.

20 Provisions for Liabilities and Charges

	Deferred taxation £ million	Insurance £ million	Onerous property contracts £ million	Retirement indemnities £ million	Total £ million
Group:					
As at 1 January 2003	17.0	24.5	5.6	-	47.1
Exchange and other movements	5.2	-	-	0.8	6.0
Acquisition of subsidiaries and businesses	(32.1)	-	-	26.1	(6.0)
Utilised	-	(0.5)	-	-	(0.5)
Profit and loss account	(0.5)	1.3	(0.5)	-	0.3
Transfer to debtors	10.4	-	-	-	10.4
As at 31 December 2003	**-**	**25.3**	**5.1**	**26.9**	**57.3**

	Deferred taxation £ million
Company:	
As at 1 January 2003	17.9
Profit and loss account	2.8
As at 31 December 2003	**20.7**

The deferred tax (asset)/provision is analysed as follows:

	Group 2003 £ million	Group 2002 £ million	Company 2003 £ million	Company 2002 £ million
Difference between accumulated depreciation and capital allowances	**(2.6)**	3.1	**0.3**	0.4
Other timing differences	**1.9**	23.6	**20.4**	17.5
Tax losses	**(9.7)**	(9.7)	**-**	-
	(10.4)	17.0	**20.7**	17.9

21 Share Capital

The authorised share capital of the company is £350.0 million (2002: £350.0 million).

	2003 £ million	2002 £ million
Group and company:		
Allotted, called up and fully paid ordinary shares of 50 pence each	**149.6**	149.5

The movement in issued share capital during the year was as follows:

	Number	£ million
Group and company:		
As at 1 January 2003	298,967,307	149.5
Qualifying employee share ownership trust allotments	59,629	-
Exercise of executive share options	90,000	0.1
Exercise of AGRA Inc. stock options	47,245	-
As at 31 December 2003	**299,164,181**	**149.6**

21 Share Capital

There are no performance criteria for the Savings Related Scheme nor for the Executive Share Option Scheme. The performance criteria for the Executive Share Option Scheme 1995 has been met in prior periods and the criteria for the Executive Share Option Scheme 2002 are outlined in the Directors' Remuneration Report on page 49.

The number of share options outstanding under the Savings Related and Executive Schemes as at 31 December 2003 was as follows.

	Option price per share Pence	Number
Savings Related Share Option Scheme		
Normally exercisable in the period between:		
July 2004 and December 2004	181.00	552,486
January 2004 and June 2004	230.00	2,871,738
January 2007 and June 2007	218.00	6,220,987
		9,645,211
Executive Share Option Scheme		
Normally exercisable in the period between:		
May 1997 and May 2004	118.00	5,000
Executive Share Option Scheme 1995		
Normally exercisable in the period between:		
February 1999 and February 2006	99.00	600,000
April 2000 and April 2007	144.00	511,388
March 2001 and March 2008	153.50	19,543
April 2003 and April 2010	169.00	25,000
June 2003 and June 2010	214.50	97,902
		1,253,833
Executive Share Option Scheme 2002		
Normally exercisable in the period between:		
October 2005 and October 2012	219.75	2,168,000
March 2007 and March 2013	183.25	70,000
September 2007 and September 2013	276.25	2,871,541
		5,109,541

In April 2000, AMEC acquired AGRA Inc. (now AMEC Inc.). At the time of the acquisition, AGRA Inc. Stock Option Plans were available to senior AGRA employees. Grants of stock options were approved and the conditions for the exercise of grants were established by the AGRA Inc. board of directors. The Plans were approved under the rules of the Montreal and Toronto Stock Exchanges. No performance criteria are required to be met prior to exercise of options pursuant to the Plans.

Employees holding options under the Plans were permitted to roll-over their options over AGRA Inc. shares into options over AMEC plc shares following the acquisition. The resultant AMEC options outstanding as at 31 December 2003 are as follows:

	Option price per share Pence	Number
AGRA Inc. 10 year Stock Option Plan		
Normally exercisable in the period between:		
February 2000 and February 2009	132.20	610
December 2000 and December 2009	171.30	85,484
		86,094

As at 31 December 2003, there were 4,103 participants in the Savings Related Scheme, 170 participants in the Executive Schemes and 4 participants in the AGRA Plan.

During the year, under the provisions of the Savings Related Scheme, 72,109 shares were transferred to participants from the qualifying employee share ownership trust (Quest) for a total consideration of £0.2 million. The company received £0.2 million from employees in respect of 59,629 shares allotted to the Quest.

Under the provisions of the Executive Schemes, 90,000 shares were allotted to participants for a total consideration of £0.1 million and, under the provisions of the AGRA Inc. Plans, 47,245 shares were allotted to participants for a total consideration of £0.1 million.

The closing price of the shares at 31 December 2003 was 260.00 pence (2002: 143.25 pence).

Options over 6,255,100 shares were granted during the year under the provisions of the AMEC Savings Related Share Option Scheme.

Options over 3,002,541 shares were granted pursuant to the terms of the Executive Share Option Scheme 2002.

22 Reserves

	Share premium account £ million	Revaluation reserve £ million	Capital redemption reserve £ million	Profit and loss account £ million	Total £ million
Group:					
As at 1 January 2003	82.5	11.2	17.2	(8.6)	102.3
Exchange and other movements	–	–	–	(2.3)	(2.3)
Shares issued	0.3	–	–	–	0.3
Transfers on disposals	–	(0.1)	–	0.1	–
Adjustments arising from the full consolidation of SPIE	–	–	–	(12.1)	(12.1)
Retained profit for the year	–	–	–	29.3	29.3
As at 31 December 2003	**82.8**	**11.1**	**17.2**	**6.4**	**117.5**
Company:					
As at 1 January 2003	82.5	0.3	17.2	193.1	293.1
Exchange and other movements	–	–	–	(1.4)	(1.4)
Shares issued	0.3	–	–	–	0.3
Retained loss for the year	–	–	–	(31.8)	(31.8)
As at 31 December 2003	**82.8**	**0.3**	**17.2**	**159.9**	**260.2**

The cumulative goodwill (at historic exchange rates) written-off against reserves in respect of acquisitions prior to 1 January 1998, when FRS 10 'Goodwill and intangible assets' was adopted, amounts to £200.2 million (2002: £200.2 million). Of these amounts, £nil relates to joint ventures (2002: £40.5 million).

The loss of the company for the year was £1.1 million.

23 Reconciliation of Group Operating Profit to Net Cash Flow from Operating Activities

	2003 £ million	2002 £ million
Group operating profit	112.2	65.9
Profit on disposal of fixed assets	–	(1.5)
Goodwill amortisation	16.3	10.7
Depreciation	47.8	26.3
(Decrease)/increase in stocks	(0.3)	33.5
Decrease in debtors	184.7	122.1
Decrease in creditors and provisions	(259.2)	(198.7)
Exchange and other movements	(3.6)	15.0
Net cash flow from operating activities	97.9	73.3

24 Reconciliation of Net Cash Flow to Movement in Net Funds

	2003 £ million	2002 £ million
Increase/(decrease) in cash	95.5	(14.8)
Cash flow from movement in debt	(291.3)	54.9
Cash flow from movement in liquid resources	20.2	(25.2)
Change in funds resulting from cash flows	(175.6)	14.9
Exchange and other non cash movements	(5.2)	(7.6)
Movement in net funds in the year	(180.8)	7.3
Net funds as at 1 January	(37.3)	(44.6)
Net funds as at 31 December	(218.1)	(37.3)

25 Analysis of Net Funds

	As at 1 January 2003 £ million	Cash flow £ million	Exchange and other non-cash movements £ million	As at 31 December 2003 £ million
Cash at bank and in hand	138.3	110.3	(4.8)	243.8
Overdrafts	(8.0)	(14.8)	(0.1)	(22.9)
		95.5		
Debt due within one year	(25.7)	(61.1)	(0.1)	(86.9)
Debt due after one year	(246.3)	(230.2)	3.4	(473.1)
		(291.3)		
Liquid resources	104.4	20.2	(3.6)	121.0
	(37.3)	(175.6)	(5.2)	(218.1)

Liquid resources comprise short-term bank deposits, investments in government and corporate bonds and floating rate notes.

26 Acquisitions and Disposals

All acquisitions in 2003 have been accounted for under the acquisition method of accounting. A provisional assessment of the fair value to the group of the assets and liabilities acquired on all acquisitions has been made.

The book value of the identifiable assets and liabilities relating to the acquisition of the outstanding 54 per cent of SPIE was as follows:

	Book value £ million	Revaluations[ii] £ million	Restatements[iv] £ million	Other adjustments £ million	Net assets acquired £ million
Intangible assets	157.3	(3.3)		(154.0)[iii]	–
Tangible assets	110.5	(23.8)			86.7
Investments	47.8	10.5			58.3
Stocks	51.5	(36.7)			14.8
Debtors	1,332.5	(299.9)	84.2		1,116.8
Deferred tax	39.1	(7.0)			32.1
Net cash	114.7	(78.0)			36.7
Creditors	(1,563.5)	424.9	(84.2)	(19.7)[iv]	(1,242.5)
Provisions	(32.6)	6.5			(26.1)
	257.3	(6.8)	–	(173.7)	76.8
Equity minority interests	(3.2)	0.3			(2.9)
Net assets/(liabilities) acquired	254.1	(6.5)	–	(173.7)	73.9
Outstanding 54 per cent of net assets/(liabilities) acquired					39.9
Goodwill on acquisition of outstanding 54 per cent					146.7
					186.6
Consideration:					
Cash					182.6
Costs of acquisition					4.0
					186.6
The goodwill capitalised relating to SPIE comprised the following:					
Goodwill on acquisition of outstanding 54 per cent					146.7
Share of SPIE's goodwill on acquisitions made since February 1997					35.0
Unamortised goodwill arising from 46 per cent acquisition of SPIE					0.7
Goodwill capitalised					182.4

Notes
(i) Removal of assets and liabilities relating to Spie Batignolles and revaluation in line with the consideration received for the disposal of 51 per cent of the shares in this company.
(ii) Adjustment for a non-consolidated subsidiary.
(iii) Removal of goodwill.
(iv) Provisions for warranties and indemnities arising from the disposal of Spie Batignolles and provisions for taxation arising directly from AMEC's acquisition of the outstanding 54 per cent of SPIE.

26 Acquisitions and Disposals

A number of smaller acquisitions were made in the year ended 31 December 2003 for an aggregate consideration of £33.7 million. The aggregate book value of the identifiable assets and liabilities was £7.9 million and the aggregate goodwill arising on the acquisitions was £25.8 million.

The acquisition cost of joint ventures and other investments amounted to £16.3 million in 2003 and principally related to investments in public private partnership projects and shares in the company acquired for the purposes of the Performance Share Plan 2002.

Joint ventures and other investments with a carrying value of £11.6 million were disposed of in the year, realising proceeds of £11.7 million.

27 Capital Commitments

	Group 2003 £ million	Group 2002 £ million	Company 2003 £ million	Company 2002 £ million
Contracted but not provided for in the accounts	**2.2**	1.6	**–**	0.1

As at 31 December 2003, there was a commitment to invest a total of £56.7 million (2002: £52.5 million) in various public private and regeneration partnership projects of which £2.8 million (2002: £1.2 million) will be equity investment and £53.9 million (2002: £51.3 million) will be subordinated debt.

28 Lease Commitments

The current annual commitments payable under non-cancellable operating leases were as follows:

	Land and buildings 2003 £ million	Land and buildings 2002 £ million	Plant and equipment 2003 £ million	Plant and equipment 2002 £ million
Group:				
Expiring:				
In one year or less	**1.3**	3.0	**5.0**	3.0
Between two and five years	**10.7**	13.9	**15.0**	8.8
Over five years	**19.3**	5.0	**0.1**	–
	31.3	21.9	**20.1**	11.8
Company:				
Expiring:				
Over five years	**0.4**	0.4	**–**	–

29 Contingent Liabilities

Guarantees given by the company in respect of borrowings of subsidiaries amounted to £0.2 million as at 31 December 2003 (2002: £2.6 million).

The company and certain subsidiaries have given counter indemnities in respect of performance bonds issued, on behalf of group companies, in the normal course of business. This includes direct and indirect support on a joint and several basis for a performance bond on the Cross Israel Highway Concession for an amount of £83.7 million (2002: £93.3 million).

AMEC has an effective 11 per cent interest in the Cross Israel Highway Concession. It has provided support on a joint and several basis both directly to an intermediate company and indirectly from the intermediate company to the concession for letters of credit that the concession has procured from external banks. These letters principally relate to the performance obligations of the concession. The intermediate company (in which AMEC has a one third share) has a one third share in the concession and its share of the performance obligations of the concession amounted to £28.8 million as at 31 December 2003 (2002: £41.8 million). The performance obligations of the concession amounted to £86.4 million as at 31 December 2003 (2002: £125.4 million). AMEC's share of the concession's obligations may exceed its effective 11 per cent share should any of the other parties fail, a situation, which is not currently envisaged. One of the letters of credit procured by the concession is a continuous guarantee for an amount of £22.6 million and is renewable annually. It is not envisaged that the guarantee would exceed this amount over the life of the concession.

The borrowings of joint ventures, consolidated on a gross equity basis, are generally without recourse to AMEC other than for normal performance obligations which are usually given on a several basis. AMEC has provided guarantees in respect of committed bank facilities granted to certain property joint ventures. The borrowings drawn against these facilities amounted to £37.0 million at 31 December 2003 (2002: £34.0 million), and the current debt service ratios for these joint ventures are all within the agreed levels.

AMEC has a commitment to invest £56.7 million in joint venture projects and further details are provided in note 27. It has also provided guarantees on certain projects to invest further amounts of up to £9.8 million if the projects do not perform satisfactorily. No future adverse events, however, are currently envisaged. In addition, AMEC has provided joint and several guarantees on certain projects for its partners' investment commitments. Guarantees provided directly amounted to £27.0 million as at 31 December 2003, an amount that would be increased by a further £53.3 million if the indirect guarantees on the Cross Israel Highway Concession were included. All parties on the Cross Israel Highway Concession are forecast to fulfil their investment commitments by the end of April 2004. The failure of any of AMEC's partners, however, is not currently envisaged.

AMEC takes internal and external legal advice in considering known legal claims and actions made by or against the company. Consequently it carefully assesses the likelihood of the success of a claim or action. AMEC makes an appropriate provision for those legal actions or claims for and against the company on the basis of the likely outcome, but makes no provision for those which are unlikely to succeed.

continued

■ 29 Contingent Liabilities

During 1994 and 1995, AMEC Construction Management Inc. (ACMI), (a wholly owned subsidiary of AMEC plc), entered into various contracts with the United States General Services Administration (GSA) for the construction of courthouses in Missouri and California and for the refurbishment and seismic upgrade of a US Customs House in California. The total value of these contracts at point of signing was in the order of US$290 million. Due, inter alia, to unforeseen site conditions, client delays and numerous design and scope changes, ACMI suffered significant cost overruns and submitted substantial recovery claims.

In June 1999, GSA terminated the right of ACMI to complete one contract, which at that stage was 85 per cent complete. ACMI contested the termination and sued the GSA for recovery of all claims on this contract.

The United States Department of Justice then filed a counterclaim alleging false claims on the GSA contracts and sought to argue that, as a result, ACMI had forfeited its rights to recovery of all claims.

ACMI, upon legal advice, pleaded guilty in December 2000 and November 2001 to two federal felonies and paid two fines totalling approximately US$1.2 million. AMEC also agreed to introduce additional ethical processes and procedures, both for the North American workforce and for those staff employed by AMEC, whose responsibilities caused them to have regular business contact with AMEC North America and thus, the US Government.

On 20 August 2002, ACMI and AMEC plc, a party to the North American bonding arrangements, were notified, as a consequence of the ACMI non-compliance offences, that they had been debarred from seeking contracts with the US Government with retrospective effect for a 12 month period from 20 February 2002. AMEC ceased to be debarred on 20 February 2003 and is now able to bid for all US government contracts.

The GSA recently filed a motion for summary judgement seeking an order declaring that ACMI had forfeited its claims on all the projects. ACMI opposed the motion and oral argument was held in February 2004. A decision is not expected for at least six months.

AMEC continues to hope that an amicable settlement of all the outstanding issues with the GSA can be secured but there is, at this time, no certainty that such an outcome will be achieved.

■ 30 Pension Arrangements

The group operates a number of pension schemes for United Kingdom and overseas employees. All United Kingdom members are in defined benefit schemes and the majority of overseas employees are in defined contribution schemes.

(a) SSAP 24 'Accounting for Pension Costs'

Contributions by employees and employers are paid in accordance with the advice of qualified actuaries and are held separately from the assets of the group in trustee administered funds.

The total pension cost for the group was £12.8 million (2002: £16.9 million) and there is a prepayment of pension costs as at 31 December 2003 of £70.3 million (2002: £59.0 million) included within debtors: amounts falling due after one year.

The projected unit valuation method has been used to assess liabilities and future funding rates for the three major schemes which cover approximately 90 per cent of United Kingdom members. The latest actuarial valuations of these schemes were undertaken as at 31 December 2001 and 1 April 2002. These showed that the market value of the assets was £1,058.6 million, with the actuarial value of assets being sufficient to cover 114 per cent of the accrued benefits. The principal assumptions were based upon future investment returns of 5.50 to 6.30 per cent, future pensionable salary increases of 3.70 to 4.75 per cent, future pension increases of 2.50 to 2.70 per cent and valuation rates of interest of 5.50 to 5.60 per cent.

(b) FRS 17 'Retirement benefits'

The valuations used for FRS 17 disclosures have been based on the most recent valuations of the three major schemes as at 31 December 2001 and 1 April 2002, and updated by the schemes' actuaries for the requirement to assess the present value of the liabilities of the schemes as at 31 December. The assets of the schemes are stated at their aggregate market value as at 31 December.

The financial assumptions used to calculate the schemes' liabilities under FRS 17, on a projected unit valuation method, are as follows:

	2003 Per cent	2002 Per cent	2001 Per cent
Rate of discount	5.4	5.5	6.0
Rate of inflation	2.7	2.3	2.4
Rate of increase in salaries	3.7	3.3	3.4
Rate of increase in pensions in payment	2.7	2.3	2.4

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

30 Pension Arrangements

The market value of the schemes' assets, (which are not intended to be realised in the short-term, and may be subject to significant change before they are realised), and the present value of the schemes' liabilities (which are derived from cash flow projections over long periods and thus inherently uncertain) were as follows:

	Long-term rate of return expected as at 31 December 2003 Per cent	Value as at 31 December 2003 £ million	Long-term rate of return expected as at 31 December 2002 Per cent	Value as at 31 December 2002 £ million	Long-term rate of return expected as at 31 December 2001 Per cent	Value as at 31 December 2001 £ million
Equities	7.8	621.3	7.5	459.9	7.5	548.0
Bonds	5.4	360.1	5.5	380.1	5.5	366.0
Property	6.8	90.1	6.5	75.9	6.5	81.0
Cash	4.5	3.4	4.5	25.2	4.5	35.0
Total market value of schemes' assets		1,074.9		941.1		1,030.0
Present value of schemes' liabilities		(954.6)		(825.7)		(726.0)
Surplus in the schemes		120.3		115.4		304.0
Related deferred tax liability		(36.1)		(34.6)		(91.2)
Net pension asset arising under FRS 17		84.2		80.8		212.8

The movement in the surplus in the schemes during the year is as follows:

	2003 Group £ million	2002 Group £ million
Surplus in the schemes as at 1 January	115.4	304.0
Current service cost	(25.7)	(23.2)
Contributions paid	16.4	15.5
Net return on assets	14.9	23.1
Actuarial losses	(0.7)	(204.0)
Surplus in the schemes as at 31 December	120.3	115.4

If FRS 17 had been fully adopted in these accounts the pension costs charged would have been as follows:

(i) Analysis of other pension costs charged in arriving at group operating profit:	2003 Group £ million	2002 Group £ million
Current service cost	25.7	23.2

(ii) Analysis of amounts included in arriving at net interest payable:	2003 Group £ million	2002 Group £ million
Expected return on pension schemes' assets	57.7	63.7
Interest on pension schemes' liabilities	(42.8)	(40.6)
	14.9	23.1

(iii) Analysis of amounts included in the consolidated statement of total recognised gains and losses:	2003 Group £ million	2002 Group £ million
Actual return less expected return on schemes' assets	84.7	(150.7)
Experience gains and losses on schemes' liabilities	(7.0)	(4.6)
Changes in assumptions	(78.4)	(48.7)
Actuarial losses	(0.7)	(204.0)

30 Pension Arrangements

If FRS 17 had been fully adopted in these accounts the net assets and profit and loss account reserve would have been as follows:

(i) Net assets	2003 Group £ million	2002 Group £ million
Net assets per consolidated balance sheet	274.5	253.6
SSAP 24 prepayment (net of deferred tax)	(49.2)	(41.3)
Net assets excluding SSAP 24 prepayment	225.3	212.3
Net pension asset arising under FRS 17	84.2	80.8
Net assets including net pension asset arising under FRS 17	309.5	293.1

(ii) Profit and loss account reserve:	2003 Group £ million	2002 Group £ million
Profit and loss account reserve per consolidated balance sheet	6.4	(8.6)
SSAP 24 prepayment (net of deferred tax)	(49.2)	(41.3)
Profit and loss account reserve excluding SSAP 24 prepayment	(42.8)	(49.9)
Net pension asset arising under FRS 17	84.2	80.8
Profit and loss account reserve including net pension asset arising under FRS 17	41.4	30.9

History of experience gains and losses:

	2003 Group £ million	2003 Group Per cent	2002 Group £ million	2002 Group Per cent
Difference between expected and actual return on scheme assets	84.7		(150.7)	
Percentage of scheme assets		7.9		(16.0)
Experience gains and losses on scheme liabilities	(7.0)		(4.6)	
Percentage of scheme liabilities		(0.7)		(0.6)
Total amount recognised in statement of total recognised gains and losses	(0.7)		(204.0)	
Percentage of scheme liabilities		(0.1)		(24.7)

31 Related Party Transactions

During the year there were a number of transactions with joint ventures, associates and joint arrangements, all of which arose in the normal course of business. These transactions and the related balances outstanding as at 31 December are as follows:

	Value of transactions in the year		Outstanding balance as at 31 December	
	2003 £ million	2002 £ million	2003 £ million	2002 £ million
Services rendered	63.2	27.3	8.3	11.4
Services received	19.0	18.9	0.6	2.6
Sale of fixed assets	49.2	34.9	–	–
Purchase of fixed assets	1.6	1.1	–	–
Provision of finance	14.3	7.4	44.0	14.5

The amounts receivable from, and payable to, joint ventures are disclosed in notes 15 and 16.

The following should be read in conjunction with the report of the auditors which is set out on the following page.

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and the group and of the profit or loss for that period.

In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

We have audited the accounts on pages 53 to 76. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the annual report and the directors' remuneration report. As described on the previous page, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on page 44 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the company and the group as at 31 December 2003 and of the profit of the group for the year then ended; and
- the accounts and the part of the directors' remuneration report, on pages 50 to 52, to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Manchester
11 March 2004

KPMG Audit plc

	2003 £ million	2002 £ million	2001 £ million	2000 £ million	1999 £ million
Summarised consolidated results					
Total turnover:					
Continuing operations	4,712.7	4,331.6	4,467.5	3,980.0	3,062.5
Discontinued operations	–	–	–	–	38.3
	4,712.7	4,331.6	4,467.5	3,980.0	3,100.8
Profit on ordinary activities before goodwill amortisation, exceptional items and taxation:					
Continuing operations	112.5	105.2	116.7	96.9	79.3
Discontinued operations	–	–	–	–	2.9
	112.5	105.2	116.7	96.9	82.2
Goodwill amortisation	(17.0)	(13.1)	(11.1)	(6.7)	–
Exceptional items:					
Reorganisation costs	–	(12.9)	–	–	–
Profit/(loss) on disposal or closure of operations	0.6	(12.0)	(24.0)	(6.8)	16.6
Attributable goodwill	–	(28.0)	(0.5)	(3.6)	(15.8)
Loss on disposal of fixed assets	(0.4)	–	(0.4)	–	(3.0)
	0.2	(52.9)	(24.9)	(10.4)	(2.2)
Profit on ordinary activities before taxation	95.7	39.2	80.7	79.8	80.0
Taxation on profit on ordinary activities	(34.9)	(28.6)	(33.3)	(29.9)	(29.6)
Profit on ordinary activities after taxation	60.8	10.6	47.4	49.9	50.4
Equity minority interests	(0.8)	0.2	–	(0.1)	–
Profit for the year	60.0	10.8	47.4	49.8	50.4
Dividends on equity shares	(30.7)	(29.5)	(25.9)	(18.8)	(15.9)
Dividends on non-equity shares	–	–	(15.8)	(9.2)	(10.4)
Retained profit/(loss) for the year	29.3	(18.7)	5.7	21.8	24.1
Basic earnings per ordinary share	20.4p	3.7p	13.7p	19.1p	19.1p
*Diluted earnings per ordinary share**	25.3p	24.3p	26.5p†	23.5p	19.0p
Dividends per ordinary share	10.5p	10.0p	9.5p	8.5p	7.5p
Dividend cover*	2.4x	2.4x	2.8x	2.8x	2.5x
Summarised consolidated balance sheets					
Fixed assets	652.2	395.7	461.6	452.3	144.5
Net working capital	(102.3)	(57.7)	(84.9)	91.8	40.7
Net (debt)/cash	(218.1)	(37.3)	(44.6)	(211.8)	105.2
Provisions for liabilities and charges	(57.3)	(47.1)	(44.2)	(48.6)	(46.7)
Net assets	274.5	253.6	287.9	283.7	243.7
Shareholders' funds	267.1	251.8	285.7	281.5	243.7
Equity minority interests	7.4	1.8	2.2	2.2	–
	274.5	253.6	287.9	283.7	243.7

The figures are stated in accordance with the accounting policies set out on page 58.

*Before goodwill amortisation and exceptional items.
†Pro forma basis assuming preference shares were converted to ordinary shares on 1 January 2001.

The subsidiaries and joint ventures which, in the opinion of the directors, principally affect group trading results and net assets are listed below. Except where indicated, all subsidiaries listed below are wholly owned, incorporated in Great Britain and carry on their activities principally in their countries of incorporation. Shares are held by subsidiary companies except where marked with an asterisk where they are held directly by the company. All holdings are of ordinary shares, except where otherwise indicated. A full list of subsidiaries will be filed with the Registrar of Companies with the next annual return.

Subsidiaries

AMEC S.A. (France)
AMEC Australia Pty Limited (Australia) (note 1)
AMEC (Bermuda) Limited (Bermuda)
AMEC BKW Limited
AMEC Capital Projects Limited
AMEC Civil Engineering Limited
AMEC Civil LLC (USA) (80%) (note 2)
AMEC Construction Limited
AMEC Construction Management Inc. (USA)
AMEC Developments Limited
AMEC Earth and Environmental Limited (Canada) (note 3)
AMEC Earth and Environmental Inc. (USA)
AMEC E&C Services Limited (Canada) (note 3)
AMEC E&C Services Inc. (USA)
AMEC Electrical and Mechanical Engineers Limited (Hong Kong) (note 4)
AMEC Facilities Limited
*AMEC Finance Limited
AMEC Foundations Limited (Canada)
AMEC Foundations Inc. (USA)
*AMEC Group Limited
AMEC Group Singapore Pte Limited (Singapore)
AMEC Holdings Inc. (USA)
AMEC Inc. (Canada)
AMEC Ingenieurbau GmbH (Germany)
AMEC Internal Asset Management Limited
AMEC International Construction Limited (operating outside the United Kingdom)
*AMEC Investments Limited
AMEC Offshore Services Limited
AMEC Power Limited
AMEC Project Investments Limited
*AMEC Property and Overseas Investments Limited
*AMEC Services Limited (note 5)
AMEC SPIE S.A. (France)
AMEC SPIE Benelux b.v. (Belgium)
AMEC SPIE Capag S.A. (France)
AMEC SPIE Communications S.A. (France)
AMEC SPIE Energie Services S.A. (France)
AMEC SPIE Est SAS (France)
AMEC SPIE Ile-de-France Nord-Ouest SAS (France)
AMEC SPIE Ouest-Centre SAS (France)
AMEC SPIE Rail (FR) S.A. (France)
AMEC SPIE Rail Systems Limited (note 6)
AMEC SPIE Rail (UK) Limited
AMEC SPIE Sud-Est SAS (France)
AMEC SPIE Sud-Ouest SAS (France)
AMEC Utilities Limited
Atlantic Services Limited (Bermuda)
CV Buchan Limited
IMISA S.A. (Spain)
Ipedex SAS (France)
Midwest Pipeline Contractors Inc. (USA)
SPIE S.A. (France)
Spie Enertrans S.A. (France)
US Pipelines Inc. (USA)

Joint Ventures

City Airport Rail Enterprises (Holdings) Limited (50%) (note 7)
Eurogem S.A. (France) (40%) (note 8)
Européenne de Travaux Ferroviaires S.A. (France) (50%) (note 9)
Fluor AMEC Enterprises LLC (49%) (note 10)
Health Management (Carlisle) Holdings Limited (50%) (note 11)
Health Management (UCLH) Holdings Limited (33.3%) (note 12)
Ician Developments Limited (50%) (note 13)
KIG Immobilien Beteiligungsgesellschaft mbH (Germany) (50%) (note 14)
Newcastle Estate Partnership Holdings Limited (50% – 'A' shares) (note 15)
*Northern Integrated Services Limited (50% – 'B' shares) (note 16)
*Road Management Group Limited (25%) (note 17)
Road Management Services (A13) Holdings Limited (25%) (note 18)
Road Management Services (Darrington) Holdings Limited (25%) (note 19)
Wastewater Management Holdings Limited (25% – 'B' shares) (note 20)

Associates

Spie Batignolles S.A. (France) (49%) (note 21)

Notes

1 The issued share capital of AMEC Australia Pty Limited is 62,930,001 ordinary shares of A$1 each, 12,500,000 class 'A' redeemable preference shares of A$1 each and 2,500 non-cumulative redeemable preference shares of A$1 each
2 The issued share capital of AMEC Civil LLC is 1,000 common shares of US$1 each.
3 In January 2004, AMEC Earth and Environmental Limited and AMEC E&C Services Limited merged to form AMEC Americas Limited.
4 The issued share capital of AMEC Electrical and Mechanical Engineers Limited is 41,000,000 ordinary shares of HK$1 each, 1,035,000 cumulative redeemable preference shares of US$1 each and 150,000 'B' preference shares of HK$10 each.
5 The issued share capital of AMEC Services Limited is 50 million ordinary shares of 99p each and 50 million preference shares of 1p each.
6 The issued share capital of AMEC SPIE Rail Systems Limited is held 50% AMEC plc and 50% SPIE Enertrans UK Limited.
7 The issued share capital of City Airport Rail Enterprises (Holdings) Limited is 50,000 ordinary shares of £1 each.
8 The issued share capital of Eurogem S.A. is 60,220 ordinary shares of €17 each.
9 The issued share capital of Européenne de Travaux Ferroviaires S.A. is 990,000 ordinary shares of €16 each.
10 The share capital of Fluor AMEC Enterprises LLC is as yet unissued but is expected to be initially US$4,000,000.
11 The issued share capital of Health Management (Carlisle) Holdings Limited is 841,002 ordinary shares of £1 each.
12 The issued share capital of Health Management (UCLH) Holdings Limited is 2,112,135 ordinary shares of £1 each.
13 The issued share capital of Ician Developments Limited is 10,000 ordinary 'A' shares of £1 each and 10,000 ordinary 'B' shares of £1 each.
14 KIG Immobilien Beteiligungsgesellschaft mbH is a limited liability partnership.
15 The issued share capital of Newcastle Estate Partnership Holdings Limited is 500,000 'A' ordinary shares of £1 each and 500,000 'B' ordinary shares of £1 each.
16 The issued share capital of Northern Integrated Services Limited is 12,500 'A' ordinary shares of £1 each and 12,500 'B' ordinary shares of £1 each.
17 The issued share capital of Road Management Group Limited is 25,335,004 ordinary shares of £1 each.
18 The issued share capital of Road Management Services (A13) Holdings Limited is 334,454 ordinary shares of £1 each.
19 The issued share capital of Road Management Services (Darrington) Holdings Limited is 50,000 ordinary shares of £1 each.
20 The issued share capital of Wastewater Management Holdings Limited is 150,000 'A' ordinary shares of £1 each, 75,000 'B' ordinary shares of £1 each and 75,000 'C' ordinary shares of £1 each.
21 The issued share capital of Spie Batignolles S.A. is 25,805,280 ordinary shares of €1 each.

Financial Calendar
March Preliminary announcement for the year ended 31 December.
April Annual report and accounts for the year ended 31 December.
May Annual general meeting.
September Interim report for the half year ended 30 June.

Interim and preliminary announcements notified to the London Stock Exchange are available on the internet at www.amec.com. Copies of annual reports and accounts are also available upon written request from: WILink, Hook Rise South, Surbiton, Surrey KT6 7LD, United Kingdom.

Payment of Dividends
Interim ordinary dividend announced in August and paid in January.

Final ordinary dividend announced in March and paid in July.

Shareholders who do not have dividend payments made directly into their bank or building society accounts through the Bankers Automated Clearing System (BACS) may do so by contacting the company's registrar, Capita Registrars.

Dividend Reinvestment Plan
A dividend reinvestment plan (DRIP) is available for the convenience of shareholders who would prefer the company to utilise their dividends for the purchase, on their behalf, of additional shares of the company instead of receiving cash dividends.

The DRIP provides for shares to be purchased in the market on, or as soon as reasonably practicable thereafter, any dividend payment date at the price then prevailing in the market. Further details of the DRIP may be obtained from:

Capita Registrars
The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
United Kingdom
Tel: +44 (0)20 8639 2000
E-mail: ssd@capitaregistrars.com or visit the web site at www.capitaregistrars.com

Electronic Communications
AMEC's web site has a facility whereby shareholders can link to the company's registrar Capita Registrars via its web site in order to gain access to general shareholder information as well as personal shareholding details. You will need an internet-enabled computer with Internet Explorer 4 or Netscape 4 or above to access these shareholder services. If you wish to access details of your personal shareholding you will need your investor code, which is printed in the bottom right-hand corner of your AMEC share certificates and dividend tax vouchers.

To access these services:

1 Select the 'Investors' home page of www.amec.com
2 Click on the 'Need to contact the registrar?' link
3 Select the service required

AMEC now offers shareholders the opportunity to receive communications such as notices of shareholder meetings and the annual report and accounts electronically. AMEC encourages the use of electronic communication as, not only does it save the company printing and mailing costs, it is also a more convenient and prompt method of communication.

If you decide to receive communications electronically, you will be sent an e-mail message each time a new shareholder report or notice of meeting is published. The e-mail will contain links to the appropriate web site where documents can be viewed. It is possible to change your instruction at any time by amending your details on the register.

If you would like to receive electronic communications, you will need to register your e-mail address as follows:

1 Select the 'Investors' home page of www.amec.com
2 Click on the 'Need to contact the registrar?' link
3 Click on the 'Electronic shareholder communications' link
4 Subject to having accepted the conditions of use of the Electronic Communications Service provided by Capita Registrars, enter your family name, investor code and postcode and then click on 'go'

If you decide not to register an e-mail address with the registrar, you will continue to receive all communications in hard copy form.

If you have any queries regarding electronic communications, please contact the company's registrar, Capita Registrars, on +44 (0)870 162 3100.

Registered Office
AMEC plc
Sandiway House, Hartford, Northwich, Cheshire CW8 2YA
United Kingdom
Registered in England No 1675285

AMEC investor relations is committed to improving the understanding of AMEC and its business activities in the financial community, enabling financial markets to place an appropriate valuation on the company.

This report provides an overview of AMEC's investor relations strategy, the investor relations programme in 2003 and other information of interest to shareholders.

AMEC's investor relations strategy reflects the company's guiding principles (available at www.amec.com) and its responsibilities to shareholders, which are:

- to seek to achieve the best returns on investment that markets will allow and provide accurate and timely information on the company's performance; and
- to manage the affairs of the company through responsible and effective corporate governance, identifying and managing the risks inherent in our activities on an ongoing basis.

Visits to the investors pages of www.amec.com are up 37% on a year ago.

The strategy is focused on three key areas

- Compliance with all regulations relating to the conduct of companies listed on the London Stock Exchange. This includes ensuring that all market sensitive information is issued firstly through the London Stock Exchange and as soon as possible thereafter is made available to the financial community through various channels including AMEC's corporate web site at www.amec.com;
- Understanding the shareholder base and market sentiment towards AMEC. This is achieved through close working relationships with advisers, regular share register analysis and non-attributable feedback from analysts and investors; and
- Delivery of a comprehensive programme of investor relations activity involving effective communication and consultation with current and potential investors and analysts.

AMEC investor relations controls and coordinates the company's programme of investor relations activity in line with this strategy. In support of its objectives, AMEC has put in place a management and policy framework for investor relations together with best practice notes on contact with the financial community, stock exchange announcements and published information. These documents are available to all employees on the company's intranet.

Review of 2003

Key events in AMEC's investor relations programme are the company's preliminary and interim results announcements, annual general meeting and related trading updates. In the year ending March 2004, these events took place on the following dates:

Annual general meeting trading update	8 May 2003
Trading update	24 June 2003
Interim results announcement	28 August 2003
Trading update	8 January 2004
Preliminary results announcement	11 March 2004

On the days the preliminary and interim results were announced, AMEC's chairman, chief executive and finance director made presentations to analysts and institutional investors in London, with their slides and speaking remarks being published at the time of delivery on AMEC's web site. Interviews were also given to journalists from leading newswires and the national press.

Following both the preliminary and interim results announcements, major shareholders were offered one-on-one meetings with management, with other institutional shareholders being offered the opportunity to attend group meetings hosted by the company's brokers.

During the course of 2003, AMEC met with a total of 73 institutions in the UK, France, Germany and the United States. In 2004 meetings in other European countries are also being considered.

AMEC recognises the importance attached by the financial community to meetings with line management and having the opportunity to take part in site visits. In 2003, analysts and institutional investors took part in successful site visits to Wallsend, UK and Bordeaux, France, at which AMEC's oil and gas and railway businesses respectively were presented by senior operational management. A forum was held in London at which the financial community was given the opportunity to meet management representing AMEC's UK, North American and European businesses. All of these events were announced in advance to the London Stock Exchange, with all slides being published on www.amec.com on the day of presentation. Non-attributable feedback was extremely positive and such events will continue to form a central part of AMEC's investor relations programme.

During 2003 over 100,000 visits were made to the investors pages of www.amec.com. With the number of visits currently running some 37 per cent above a year ago, this confirms the importance of the internet as a source of information for the financial community. The site was nominated for the "Best FTSE 250 Investor Relations web site" in 2003 by the UK Investor Relations Society. It is AMEC's policy to review the site in line with investor relations best practice and in this regard broker forecasts, details of major shareholders and directors' share dealings have been added over the last year. The site's e-mail alerting service remains a quick and efficient way to be kept appraised of company announcements.

AMEC was pleased to be nominated by ProShare, the UK independent organisation that promotes wider share ownership and financial education, for the "Best Overall Performance Category in the Private Investor Awards for a FTSE 250 company" in 2003.